UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 14, 2016

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form
20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s annual report and audited consolidated financial statements for the year ended December 31, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name: Title:	Wong Nga Lai, Alice Executive Director, Chief Financial Officer and Company Secretary

Dated: April 14, 2016

HONG KONG TELEVISION NETWORK LIMITED SEHK : 1137 ONLINE SHOPPING GUIDE ANNUAL REPORT 2015 SAVE MONEY SAVE EFFORT SAVE TIME

www.hktvmall.com ABOUT HKTVmall aims to be the largest & diversified 24-hour online shopping mall. Currently, we have more than 700 stores, selling more than 100,000 products, including leading brands, international brands, as well as products & food directly delivered from Japan & Korea. To ensure that we serve our customers better, HKTVmall sets up a logistics centre in Kowloon Bay and has its own delivery team to ensure punctuality and night delivery services, and to deliver quality products and services directly to our customers. HKTVmall 24700 100,000 HKTVmall

CONTENTS 06 Financial Highlights 08 Major Milestones and Events 12 Chairman’s Statement 14 Management’s Discussion and Analysis 24 Profile of Directors and Senior Management FINANCIAL INFORMATION 28 Corporate Governance Report 38 Report of the Directors 45 Independent Auditor’s Report 46 Consolidated Income Statement 47 Consolidated Statement of Comprehensive Income 48 Consolidated Statement of Financial Position 50 Consolidated Statement of Changes in Equity 51 Consolidated Cash Flow Statement 52 Notes to the Financial Statements 102 Five-Year Financial Summary 104 Corporate Information Skin Care & Makeup Japan Store Games Women’s Fashion Mother & Baby Medicine & Health Kids’ Fashion 2ND LEVEL Disney Household Men’s Fashion

Captures delicious food from all over the world, including vegetables & frozen meat, as well as daily personal care products, serving every aspect of your daily lives Refreshes your wardrobe with fashion for ladies & men as well as clothes for kids & baby from local, Japan & Korea, and energizes yourselves with make-up and skincare from here Outdoor sports, music, video & books, games & toys, digital & electronic as well as lifestyle household products can be found Hot Deals zone brings you seasonal food & hot items, offering real bargain for quality products

Gentle reminder : 3 reasons that you must know for shopping at ease at HKTVmall Authenticity Guarantee HKTVmall only works with the brand owner or its authorized agents/distributors, all products are 100% genuine Price Watch Guarantee HKTVmall has a team of professional Price Watchers collecting price information from local major chain stores daily, ensuring HKTVmall’s pricing competitiveness Mall Dollar Cash Rebate Guarantee All products entitle to 5-10% Mall Dollar Cash Rebate, which can be used for payment of your next purchase

Why We Sell Cheaper? 1 We saved the rent Retail rent in Hong Kong has been the highest in the world which surpasses the rent in New York, London and Tokyo, and it accounts for around 12% to 24% of product price. With elimination of physical stores, the rental cost of our online business is significantly slashed. 2 We saved labor and fixed cost Labor cost is another major component of operating expenditure for running physical stores in Hong Kong. When we run online business, not only the rent is saved, but also the salary of storefront and warehouse staff such as stock-keeper, cashier and salesperson. Meanwhile, administration cost is also reduced as interior decoration, facilities and equipment, cleaning and utilities fee are also avoided. 3 Centralized logistic control As we own our centralized logistics center and warehouse in Kowloon Bay, once our customers place orders, the goods will be directly delivered from our warehouse to customers’ designated addresses. While traditional supermarkets and chain stores are still incurring large expenses for transporting goods from warehouse to the branches in different districts, our workflow wisely saved the logistics cost and time, and also reduced the chance of damage. CHAPTER

4 Lower cost with bulk purchase As our products are purchased directly from manufacturers or distributors in bulk, trade volume discounts allow us to lower the cost thus enabling competitive pricing. 5 No listing fee In most cases, suppliers are required to pay the supermarkets and chain stores a costly listing fee before their products available in stores for selling. The fee is compulsory and will not be refunded even the goods have to be taken back due to low sales. On the contrary, our online store does not require any listing fee so that our merchants are able to sell products to us at a lower price. 6 Direct imports from foreign suppliers We strive to raise the proportion of directly imported seafood and fresh fruits from their origins, such as Japan, Korea and Taiwan. Without any agents and distributors, we can save the cost charged by intermediaries. In addition to this, purchase orders are made according to customer orders, that would help to reduce obsolescence. 7 Efficient logistics team Our sizeable logistics team has over 200 professional delivery personnel, each of them is responsible for an assigned delivery area so that they can reduce the transportation time and the overall logistics efficiency can be raised.

6 Financial Highlights Supermarket Fashion & Beauty Home & Family In thousands of Hong Kong dollars except for per share amounts and ratios For year ended For the sixteen months ended 31 December 2015 31 December 2014 Turnover 112,810 23,027 Loss attributable to shareholders (812,559) (237,002) Loss per share —Basic and Diluted (in Hong Kong dollars) (1.00) (0.29) Capital Expenditures 99,202 68,717 As at As at 31 December 2015 31 December 2014 Cash position1 174,808 819,186 Available-for-sale securities 1,445,752 1,784,363 Total outstanding borrowings 71,793 802,165 Total equity attributable to equity shareholders 2,238,617 3,055,161 Shares in issue (in thousands) 809,017 809,017 Net asset per share (in Hong Kong dollars) 2.77 3.78 Gearing ratio N/A N/A 1Cash position means cash at bank and in hand and term deposits At least 5 -10% Mall Dollar cash rebate for all products Shopping Guide About Us Enquiries All Product Reviews Corporate Information FAQ All Categories Merchants Recruitment Shipping Information Store Directory Terms and Conditions Return & Exchange Catalog Privacy Policy Order Tracking

7 Hot Deals Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 What is Mall Dollar? How To Earn Mall Dollar? Every time you shop on HKTVmall you can earn cash rebate that can pay for your next purchase on any products. You can earn 5—10% cash rebate for shopping at HKTVmall, that will be credited to your account as the Mall Dollar cash rebate. Mall Dollar is valid for 3 months starting from the time when the transaction is made.

8 Major Milestones and Events Supermarket Fashion & Beauty Home & Family 1992 MAY City Telecom (H.K.) Limited (“City Telecom”) was incorporated in Hong Kong 1997 JAN Launch of IDD300 Calling Service MAR Set up INC (the Specialized IDD Network for Corporations) for corporate sector AUG City Telecom was listed on The Stock Exchange of Hong Kong Limited 1998 NOV The first company to receive the licence of ISR voice service in Hong Kong 1999 JAN Launch of IDD1666 Direct Calling Service NOV ADR listing on the NASDAQ National Market of USA 2000 FEB Hong Kong Broadband Network Limited (“HKBN”), a subsidiary of City Telecom obtained the local wireless FTNS licence MAR Launch of Broadband Internet services by HKBN 2001 MAY CTI International awarded the Satellite-based Fixed Carrier licence 2002 APR HKBN officially launched local on-net VoIP telephony service, and upgraded to become a wireline-based FTNS licensee JUN Launch of HKBN IDD0030 service 2003 AUG HKBN officially launched IP-TV service 2004 NOV HKBN announced the launch of “bb100”, Hong Kong’s first 100Mbps residential broadband service 2005 APR HKBN launched “bb1000” Fibre-To-The-Home 1Gbps residential broadband service OCT HKBN launched 2b Broadband Phone Service, providing VoIP service to local and overseas users via software version broadband phone 2006 SEP City Telecom enhanced Work-Life Balance with the launch of eight employee-beneficial measures 2007 MAR HKBN enhanced Digital TV Platform and launched new application “bbBOX” 2008 JAN HKBN launched free WiFi service at public rental housing estates FEB HKBN awarded contract for the provision of payphone service at the Hong Kong International Airport

9 Hot Deals Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 2009 FEB City Telecom launched talent upgrade program: “Next Station: University” NOV HKBN launched “AWESOME SPEED. FOR EVERYONE” 100Mbps broadband at HK$99 /month (US$13) DEC HKBN shattered the one-millionth mark for Fixed Telecommunications Network Services subscriptions 2010 FEB HKBN took on climate change with expedition to the Antarctica MAR City Telecom celebrated 10 Years on NASDAQ MAR HKBN launched bb100 + WiFi services at Hong Kong International Airport APR HKBN launched 1 Gbps broadband for HK$199/ month (US$26) NOV Mr. Ricky Wong, Chairman, was awarded Ernst & Young Entrepreneur of The Year 2010 China For Telecom Category DEC HKBN launched HD Online Music Portal – MusicOne 2011 MAY Surpassed 10,000 Symmetric 1Gbps Subscribers JUN Incredible 1Gbps Triple-Play (1Gbps Broadband, HomeTel, bbTV) for HK$158/month (US$20/ month) JUN Awesome HK$9.9/month (US$1.30) HomeTel Switch-Over Offer for incumbent’s customers AUG City Telecom announced the establishment of Worldclass Multimedia Centre Doorway to Multimedia Creativity 2012 FEB HKBN “Big Fat Dumb Pipes” that easily handles over 100GB/month per user across our 600,000 plus FTTH/B customer base FEB Groundbreaking of City Telecom’s Multimedia Production and Distribution Centre MAR Over 4,500 applicants strive for career opportunity in City Telecom TV Division MAY City Telecom sold HKBN and all telecom businesses to CVC Capital Partners, a global private equity firm SEP City Telecom celebrated 20th Anniversary : Together We Create TV Miracles Mr. Ricky Wong, Chairman of City Telecom (11th from the left) led our guests and talents to celebrate 20th Anniversary.

10 Major Milestones and Events Supermarket Fashion & Beauty Home & Family 2012 OCT City Telecom’s TV & Multimedia Production Centre reached a new milestone DEC City Telecom launched “TV Network Naming Ceremony and Programme Preview” event 2013 JAN City Telecom renamed as Hong Kong Television Network Limited (“HKTV”) DEC HKTV announced new developments to its multimedia business. Upon the completion of acquiring mobile TV service licence and spectrum, Over-The-Top (OTT) Internet content platform as well as mobile TV service will be launched 2014 OCT Cisco and HKTV proudly announced revolutionary “Shoppertainment”–HKTVmall OCT HKTV entered into content licensing agreement for broadcast and distribution rights with ASTRO, bringing HKTV’s dramas to audience in Southeast Asia region NOV With “Always Something New” as corporate vision, HKTV announced its grand launch. The public can watch HKTV’s self-produced dramas, variety & infotainment programs via Internet-connected devices such as smartphones, tablets & personal computers, smart TVs & set-top boxes

11 Hot Deals Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 2014 DEC Trial run for Online Shopping Mall commenced 2015 FEB Grand Launch of HKTV Online Shopping Mall. Starting with the slogan “We Sell Whatever You Can Imagine”, HKTV worked with more than 333 stores from Hong Kong, Japan & Korea, targeting to be a large scale online shopping mall FEB HKTV Launched Video-on-Demand Service on TV Set-Top Box MAR HKTV’s first promotional event being held at large shopping mall for its drama “The Menu” MAR HKTV App was available on PlayStation®4 AUG HKTVmall’s mega MTR advertising campaign dominated more than 50 MTR stations AUG HKTV appointed the Main Contractor for the construction work of the Multimedia Production and Distribution Centre SEP Construction work of the Multimedia Production and Distribution Centre commenced DEC HKTVmall participated in Hong Kong Mega Showcase, offering exclusive discount and small gift

12 Chairman’s Statement Supermarket Fashion & Beauty Home & Family Dear Shareholders, HKTVmall was born on 2 February last year, amidst skepticism that online shopping would not fly in Hong Kong because offline shops were just too convenient. Throughout the past twelve months, HKTVmall went through many changes. We grew from 333 stores in the beginning to the current 700+ stores. We started from tens of thousands of products to more than hundred thousand products nowadays. And our logistics centre has expanded 4 fold from 15,000 square feet to the current 60,000+ square feet. All of these were derived from our cumulative experience in serving our customers, understanding customer preference, and our strive towards better services. At the early launch of HKTVmall, we were puzzled by the change of target customer segment. There were quite many people who knew that we had engaged in the production of TV dramas and entertainment programs, but not many of them had heard about our online shopping mall; our young audiences rendered great support to HKTV, but they might not have the need to shop on HKTVmall. Therefore, six months after the official launch when our operations gradually ran on track, we launched an unprecedented mega promotion campaign. In August last year, we rolled out our first mega promotion campaign through the MTR. All the trackside advertising panels in more than 50 stations on the 5 main routes of MTR, including Island Line, Kwun Tong Line, Tseung Kwan O Line, Tsuen Wan Line and Tung Chung Line were covered by HKTVmall advertisements. Not only this, this advertising campaign captured the different characteristics of MTR’s geographic segmentation. Hence, there were different themes for the advertisements in each station and different giveaways were offered to our customers. This campaign significantly boosted the number of orders on HKTVmall, which quickly exceeded the capacity of our logistics centre. It was then only consisted of over 15,000 square feet. To cope with business growth, we expanded our logistics centre to more than 60,000 square feet in the same month. In addition to this, after half a year’s operation, we accumulated more solid information about customer preferences. So apart from products from our merchants, we started our own stores such as “The Market” and “Fruit Garden”, selling daily necessities such as personal care, groceries, food & drinks, household products, baby products, pets’ accessories, fruits from Japan and Korea as well as local organic vegetables, serving every aspect of customers’ daily lives. To ensure price competitiveness, we set up a team of “Price Watchers” to collect pricing information from major local chain stores. Apparently, we are on the right track—amongst all the customer orders, around 70% of the purchased items are from our own stores. After this first step, we made more efforts on customer education: to convince them “why HKTVmall?”, because we can help you save money, save efforts and save time; and also “why HKTVmall can sell cheaper?”, because we do not have to pay high store rent, no listing fee, centralizing logistics operation to reduce product damage. Of course, authenticity is our key, as customer trust is most essential to our survival. We also tried to reach the mass by bidding for 8 consecutive booths in the Chinese New Year Market in Victoria Park to show our product variety. At the same time, we wanted to make the interface and functions of HKTVmall more user-friendly. One such feature was a new sharing cart function. For instance, your domestic helper can select products and share the cart with you where you would be able to view and confirm before making payment. We have also launched $400 shopping coupons to support your gifting needs. HKTVmall has gradually found its own path. We are not overstating when we call ourselves the largest online shopping mall in Hong Kong. However, the existing scale is yet to be ideal, and we will not stop adding new functions and interfaces. In addition, following the growth of operation scale, it is more important to scale up our logistics and delivery efficiency. Therefore, I am paying the greatest emphasis on the systems in our logistics centre, aiming to enhance and automate our workflow, pick and pack as well as delivery in order to replace manual record and task distribution. Undoubtedly, the complexity of this online shopping mall has far exceeded my expectation. It is arguably even more challenging than laying a fibre network. But I believe that the more difficult the task is, the lower the chance that it would be copied by others. Then we are in a position to set the long-term direction for HKTVmall. I wish that I could share more good news with our shareholders by the next financial report. Wong Wai Kay, Ricky Chairman Hong Kong, 24 March 2016

13 Hot Deals Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 Apparently, we are on the right track—amongst all the customer orders, around 70% of the purchased items are from our own stores. Of course, authenticity is our key, as customer trust is most essential to our survival. HKTVmall has gradually found its own path. We are not overstating when we call ourselves the largest online shopping mall in Hong Kong.

14 Management’s Discussion and Analysis Supermarket Fashion & Beauty Home & Family BUSINESS REVIEW 2015 is a year of reborn for HKTV. We have a strong belief that our online shopping platform – HKTVmall is the best place for E-commerce development in Hong Kong. Not only because of the high brand presence of HKTV in Hong Kong and the geographical advantage for exploring future expansion, most important is the passion and dedication we have to build a unique and largest online shopping mall in Hong Kong so as to serve every aspect in life and to deliver a delightful shopping experience. We make our every effort to work toward this goal. In the past twelve months, everyone in the Group were fully committed and engaged in the development of HKTVmall which was officially launched on 2 February 2015. To make a successful business, we know we need to pursue the 5 key parameters in the below simple formulae:

15 Hot Deals Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 Our Own Logistics Centre HKTVmall has set up its own logistics centre in Kowloon Bay, possessing hundreds of manpower for logistics and delivery team. Parallelly, we have a fleet of vehicles including over 30 cold trucks, to enhance efficiency and hygiene during the entire logistics flow. That is why our delivery services won customer’s appraisal. (C) Merchant Commission (A) Number of Orders X (B) Order Value X Rate/Gross Profit Margin + (D) Cost Efficiency + (E) Customer Satisfaction

16 Management’s Discussion and Analysis Supermarket Fashion & Beauty Home & Family Though the overall retail market started to stagnant during the year given the low consumer sentiment in Hong Kong, this in fact gave us an opportunity to strengthen our presence in consumers’ mind and get them aware the benefit of HKTVmall offered – how we can maximise the reward to consumer by offering better pricing, wider product choices and more convenience in one single order. To achieve this aim, since the launch in February 2015, we have dedicated 100% resources and effort to enhance the value of each parameter. To drive for (A) Number of Orders, (B) Order Value and (C) Merchant Commission Rate/Gross Profit Margin 1. Brand Awareness and Boost-up Campaigns After the “HK$100 Mall Dollar” promotional campaign for the grand launch of HKTVmall in February 2015 which received overwhelming responses from the consumer market, in August 2015, to further boost our brand awareness, we launched an unprecedented large scale advertising campaign on MTR to place more than 3,000 advertising panels along the 119 tracks of over 50 MTR stations during the first two weeks of August.

17 Hot Deals Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 For any net billed amount at HK$400 or above, a designated “tailored” gift for the pre-defined delivery area of each MTR station was given, which include hairy crab, grapes or melon directly imported from Japan, coffee machine, personal care products, etc. This campaign has strengthened the association between “Shopping” and HKTVmall in people’s mind. During the promotion period, our monthly orders increased 4 to 8 times compared to the monthly orders before the promotion was launched. In the meantime, we increased the Mall Dollar Rebate Programme from 3% to 5%–10% for every purchase upon transaction completion, the customers can use the Mall Dollar for next purchase in 3 months’ time. This is an effective way to establish a recurring online purchase pattern on us. Apart from above-the-line large scale campaigns, we started to issue seasonal/product category-featured catalogues on regular basis since August 2015. We distributed the catalogues in Central Business District and major residential districts, to residential estates and the staff of our corporate partners. Each of these catalogues attached with certain weekly HK$50 cash coupons to stimulate initial purchases and to push for repeated purchases. This is another effective way to reach new customers and to initiate the first transaction with HKTVmall. Each issue of catalogue had reached around 400,000–800,000 distributions to the market. 2. Merchant Recruitment and Product Varieties In May 2015, we launched a merchant recruitment portal (https://mer-recruit.hktvmall.com/) providing a self-application platform to all small medium enterprise merchants for joining HKTVmall at minimal costs. This platform allows us to reach a larger span of potential merchants while concurrently, our merchant relationship managers could be more focus on helping our existing merchants for business growth. This is indeed a win-win situation as the potential merchants can easily develop a new sales channel at HKTVmall to reach the untapped markets, and we can expand our merchant base to increase product varieties to end customers. In August 2015, with the purpose to maintain the frequency of orderings, we expanded the supermarket and grocery products aggressively to cater for the day-to-day living requirements of the mass market, and in late December 2015, we started the trial run of frozen products so as to make our offering more comprehensive. These recurring orders also facilitated the visitors traffic and business of our merchant partners. Currently we have more than 107,000 products from over 700 stores at HKTVmall which is far more than any brick and mortar store in Hong Kong. 3. Proactive Customer Acquisitions Though the large scale promotional campaigns did have a wide coverage on potential customers and the digital marketing were appealing and well received from the “digitalized” group, there are still a large group of potentials who are not familiar with the online shopping mechanism. In this regard, in November 2015, we formulated a team of on-street promotors – the so called “Jetsoer” who regularly set up exhibition booth to different areas in Hong Kong to push for HKTVmall App download and to initiate their first online purchase. To Drive for (D) Cost Efficiency and (E) Customer Satisfaction 1. Continued System Enhancement and Operational Efficiency Since the official launch, we invested tremendous effort in system enhancement and operational efficiency, which

18 Management’s Discussion and Analysis Supermarket Fashion & Beauty Home & Family is an ongoing process to increase customer satisfaction and optimise our costs structure. Based on the customer feedback and operational experience obtained from the large promotional campaigns in February and August 2015, we revamped the user interface of the HKTVmall website and app, refined the backend system programming to smoothen the operational flows and to incorporate various promotional rules, expanded the logistics and warehousing capacity, etc. with the ultimate goal to improve the user experience. In particular, on the logistics and warehousing function which is one of the core foundation of our online shopping business, to cope with the continuous business growth, we expanded our logistics centre by adding more than 2 times headcount, additional 48,000 square feet for storage and supermarket inventory management, 30 plus cold trucks to our own logistics fleet so as to keep the frozen food to a temperature of -18 degree celsius during delivery. With all these facilities added, for majority of the supermarket and grocery products, we are able to provide express delivery as quick as within 24 hours from placing the order. All our investments are aimed to deliver an unparalleled shopping experience relative to other physical or virtual stores in Hong Kong. This is an ongoing improvement process. 2. Product Reviews from “Real Customers” During the year, we launched the Product Reviews function on HKTVmall. Only customers of each bought product can provide feedback on that particular product on HKTV mall – no matter good or bad! While potential customers can make reference to these reviews before making purchase, merchant partners and internal operational functions can also improve their product and service quality based on customers’ genuine feedback. This essentially provides mutual advantages – to drive for quality merchants and products for end customers’ selection, with recurring business back to these merchants. All of the above were important developments during the year which helped us to improve our service quality. We learnt from mistakes and accumulated experience from actual running so as to provide delightful shopping experience to our customers. Apart from operating online shopping business under HKTVmall, during the year, the Company continued its business including the offer of free television programming through its OTT platform, international and local content distribution, provision of artiste management services and independent content production, while the TV programme production remains suspended. On 10 August 2015, we appointed the main contractor for the construction work of the multimedia production and distribution centre (“Multimedia Centre”) with gross floor area of about 31,777 square metres, comprising a 6-storey high media block and a 1-storey high studio block in Tseung Kwan O Industrial Estate to support the Group’s business development on the Multimedia Business. The contract sum is HK$450 million with the target to complete the building work in October 2016. The construction is in progress towards the completion. FINANCIAL REVIEW On 29 August 2014, the Company announced to change its financial year end date from 31 August to 31 December so as to unify the financial year end dates of the Group and to bring the Group to in line with the business cycle of its clients in the E-commerce retail industry and the multimedia advertising industry. As a result of this, the corresponding comparative amounts shown covered sixteen months period from 1 September 2013 to 31 December 2014, and therefore may not be entirely comparable with the amounts shown for the current financial year. During the year under review, the Company mainly operated its Multimedia Business including the E-commerce online shopping and delivery services, OTT platform, and corporate functions. The Group incurred a loss of HK$812.6 million for the year ended 31 December 2015, an increase of HK$575.6 million from HK$237.0 million for the sixteen months ended 31 December 2014. Overall, the increase in loss for the year under review was mainly due to following:

19 Hot Deals Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 1. recognised impairment losses/write off of assets of HK$327.8 million in relation to the Group’s Media Cash Generating Unit (“CGU”) for the year ended 31 December 2015 (sixteen months ended 31 December 2014: HK$32.0 million). The impairment on assets was due to the uncertainty in the regulatory and technical feasibility in the provision of mobile television services; 2. increase in programme costs charged to the profit or loss by HK$293.3 million from HK$27.4 million for the sixteen months ended 31 December 2014 due to the full year broadcasting for the year under review; and 3. the E-commerce business was officially launched on 2 February 2015 and is in its early investment stage to have a positive impact on the Group’s profitability. On turnover, the Group has HK$112.8 million for the year ended 31 December 2015 (sixteen months ended 31 December 2014: HK$23.0 million). The increase of HK$89.8 million was mainly due to the full year impact from the launch of the OTT platform in November 2014 and the formal launch of the online shopping platform in February 2015. As a result of this, an additional income of HK$55.5 million was earned from programme rights licensing and net advertising to reach HK$76.1 million for the year ended 31 December 2015, and an increase on revenue earned from direct merchandise sales and commission income from concessionaire sales under the E-commerce business of HK$34.9 million, reached HK$36.4 million for the year ended 31 December 2015. Programme costs of HK$320.7 million (sixteen months ended 31 December 2014: HK$27.4million) mainly included programme costs of self-produced programmes and purchased content charged to the profit or loss over the showing period and talent and other production costs for content production for third party customers. The increase of HK$293.3 million was mainly due to the full year showing of programme contents for the year ended 31 December 2015 while there were only 1.5 months for the sixteen months ended 31 December2014. Cost of inventories amounted to HK$23.1 million for the year ended 31 December 2015 mainly represented the cost of inventories delivered to customers for the fulfilment of the Group’s direct merchandise sales. Valuation gains on investment properties amounted to HK$11.9 million for the year ended 31 December 2015 based on the valuation carried out by an independent firm of surveyors. Other operating expenses decreased by HK$14.0 million to HK$329.8 million for the year ended 31 December 2015 relative to the HK$343.8 million incurred for the sixteen months ended 31 December 2014 which was 4 months more than the year under review. Overall, 1. Talent costs decreased by HK$10.0 million. During the year under review, to cater for the business scale up, the workforce in particular on the logistics and warehouse functions increased aggressively, which was net off partially by the decrease in production related talent costs due to programme production suspension and employment contract expiration. 2. Increase in advertising and marketing expenses of HK$33.4 million for the promotion of the HKTVmall including the promotional campaign on “HK$100 Mall Dollar” in February 2015 and the MTR campaign in August 2015, and product catalogues printing and distribution. 3. For the sixteen months ended 31 December 2014, the Group wrote off substantial artiste prepayments and made provision for most of the committed artiste payments totalling HK$34.3 million as a result of the production suspension. For the year under review, only net write off/provision of HK$0.8 million was recorded mainly for the remaining artiste contract outstanding as at 31 December 2015, represented a decrease of HK$33.5 million. Other income, net of HK$67.5 million was earned for the year under review (sixteen months ended 31 December 2014: HK$147.6 million), mainly composed of investment income generated from available-for-sale securities, bank interest income, and rental income from investment properties, net of net exchange loss. The decrease of HK$80.1 million was mainly due to 4 additional months of investment income being recorded in the sixteen months ended 31 December 2014, additional HK$25.4 million exchange loss recognised during the year under review due to the Renminbi depreciation, and the realisation of a portion of our investment portfolio to support the operating activities of the Group. Finance costs, net decreased by HK$4.5 million mainly due to 4 additional months of interest on bank loans being recorded in the sixteen months ended 31 December 2014 and decrease in bank loans during the year under review. The Group recognised impairment loss on certain intangible assets, property, plant and equipment, programme costs and certain other assets with an aggregated amount of HK$327.8 million in relation to the Media CGU for the year under review. The

20 Management’s Discussion and Analysis Supermarket Fashion & Beauty Home & Family Group has identified indications of impairment of its Media CGU assets primarily as a result of the uncertainty in the regulatory and technical feasibility in the provision of mobile television services. The Group assessed the recoverable amounts of these assets and as a result, the carrying amount of the assets was written down by HK$327.8 million. The impairment loss did not have a material adverse impact on the cash flow position of the Group. LIQUIDITY AND CAPITAL RESOURCES As at 31 December 2015, the Group had total cash position of HK$174.8 million represented cash at bank and in hand (31 December 2014: HK$819.2 million represented cash at bank and in hand) and outstanding borrowings of HK$71.8 million (31 December 2014: HK$802.2 million) drawn for investment yield enhancement purpose. The decrease in total cash position was mainly due to the net bank loan repayment of HK$730.1 million, purchases of property, plant and equipment of HK$89.6 million and the resources utilised for operating activities of HK$218.5 million, partially net off by net realisation from investment portfolio of HK$296.0 million and net investment income received of HK$103.0 million. On investment in available-for-sale securities, the Group has invested, at fair value, of HK$1,445.8 million as at 31 December 2015 (31 December 2014: HK$1,784.4 million). The decrease in investment in available-for-sale securities was mainly due to the realisation of certain available-for-sale debt securities to fund the operating activities, the mark-to-market loss and Renminbi depreciation in relation to the Renminbi denominated investments during the year ended 31 December 2015. As at 31 December 2015, there was a deficit of HK$33.6 million being recorded in fair value reserve (31 December 2014: a revaluation deficit of HK$29.6 million). Among the available-for-sale securities, about 97.3% (as at 31 December 2014: 97.7%) are invested in fixed income products or other debt securities which substantially will be repaid at par upon maturity. Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets. The criteria for selection of investments include the relative risk profile involved, the liquidity of an investment, the after tax equivalent yield of an investment and, not speculative in nature. In line with its liquidity objectives, the Group invests mostly in liquid instruments, products or equities, such as investment grade products, constituent stocks of defined world indices or state owned or controlled companies. Investment in fixed income products are structured in different maturity profile to cater for ongoing business development and expansion need, moreover, as and when additional cash is expected to be required to fund the business, the investments can be realised as appropriate. As at 31 December 2015, the Group has utilised HK$71.8 million (31 December 2014: HK$802.2 million) uncommitted banking facilities mainly for investment purpose, leaving HK$1,114.1 million (31 December 2014: HK$1,508.8 million) uncommitted banking facilities available for future utilisation. The Group’s total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity, if any. There is no pledged bank deposit as at 31 December 2015 and 31 December 2014. The debt maturity profiles of the Group as of 31 December 2015 and 31 December 2014 were as follows: 31 December 31 December 2015 2014 HK$’000 HK$’000 Repayable within one year 71,793 802,165 As at 31 December 2015, our outstanding borrowings bear fixed interest rate and were all denominated in United States dollars. After considering the cash and cash equivalents and term deposits held by the Group, the Group was in a net cash position as of 31 December 2015 and 31 December 2014, no gearing ratio is presented. For the year ended 31 December 2015, the Group invested HK$99.2 million on capital expenditure versus HK$68.7 million for the sixteen months ended 31 December 2014. The capital expenditure was mainly incurred for construction of the Multimedia Centre in Tseung Kwan O Industrial Estate, for expansion of our logistic fleet, acquisition of computer system and renovation and fixtures of the logistics centre for HKTVmall operation. For upcoming capital expenditure requirements for the business, we will remain cautious and it is expected to be funded by internal resources within the Group and available banking facilities. Overall, the Group’s financial position remains sound for continuous business expansion. On 21 December 2015, the Company’s American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADR”), each representing the right to receive 20 ordinary shares of the Company, had been delisted from The Nasdaq Stock Market LLC. The delisting was sought in view of the limited holdings and trading volume of the ADSs and the time and costs of maintaining the listing of the

21 Hot Deals Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 ADSs in the United States. Following the delisting, the ADSs continue to be traded in the over-the-counter markets, and The Bank of New York Mellon Corporation continues to act as the Company’s ADR depositary pursuant to the existing Deposit Agreement. The Company will continue to maintain its ADR programme, but where circumstances permit, may terminate the registration of its securities with the U.S. Securities and Exchange Commission. CHARGE ON GROUP ASSETS As of 31 December 2015, the Group’s bank loans of HK$71.8 million (31 December 2014: HK$802.2 million) were secured by an equivalent amount of available-for-sale securities held by various banks. EXCHANGE RATES All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80= USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies. The Group is also exposed to certain amount of exchange rate risk due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments mainly in Renminbi fixed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary. CONTINGENT LIABILITIES As of 31 December 2015 and 2014, the Group had no material contingent liabilities or off- balance sheet obligations. PRINCIPAL RISKS AND UNCERTAINTIES Our Group’s financial condition, results of operations, and business prospects may be affected by a number of principal risks and uncertainties directly or indirectly pertaining to our Group’s business. There may be other risks and uncertainties in addition to those shown below which are not presently known to our Group or currently deem immaterial but may adversely affect us in future. 1. Risks relating to our business and operations Performance of our Group’s core business will be affected by various factors, including but not limited to the marco and local economic conditions, performance of the consumer market in Hong Kong, the attractiveness and effectiveness of our product offerings, pricing and promotional strategies to generate new and recurring purchases through our online shopping platform, effectiveness of the operational cost and quality control, our judgement on future customer demand and preferences, which could not be fully mitigated even with careful and prudent investment strategy and business plan. Our business plans and strategies are formulated based on a number of assumptions, including successful cooperation with our business partners, and are expected to place substantial demands on our managerial, operational, financial and other resources. The failure to achieve any of the assumptions and to achieve at an efficient manner could increase our costs of operation and investment. Besides, we may incur substantial expenditure to develop the business before we can generate significant revenue from our online shopping and OTT businesses. As a result, our business may not be able to become profitable in the future. Moreover, we launched our OTT platform under HKTVmall in November 2014 and our online shopping business in February 2015, the limited operating history made us difficult to evaluate our business, financial performance and prospects and may not be indicative of our future performance. Operational risk is the risk of loss resulting from default on the Group’s suppliers, service providers and ineffective, inadequate or failure of internal processes, people and systems or from external factors which may cause various level of adverse impact on the results of operations. As our business is operating online through our website or app and customer payments are made through our website by collaborating with third-party online payment processing service providers, proper functioning of our technology platform and the third party’s payment platform are essential to our business. Any failure to maintain the satisfactory performance of these website and systems could materially and adversely affect our business and reputation. Moreover, as the customer order completion for the online shopping business is highly relied on the successful product delivery to our customers, any interruption in our logistics operation, including the warehousing and delivery services for an extended period, or if we cannot run the logistics and warehousing function in an effective and efficient model which are human-capital intensive, our business could be materially and adversely affected.

22 Management’s Discussion and Analysis Supermarket Fashion & Beauty Home & Family We may incur liability or become subject to penalties for counterfeit or unauthorised products sold on our website, or for products sold on our website or content posted on our website that infringe on third-party intellectual property rights, or for other misconduct. Although we have adopted measures to verify the authenticity and authorisation of products sold on our website and avoid potential in the course of sourcing and selling products, we may not always be successful. Our official emblems, and , with distinctive character, are well known to be the trademarks of the Group. Whilst we are actively defending ourselves against a third-party challenge to one of our registered trademarks and a number of trademark applications, there can be no assurance that we will be successful. If we are not successful in maintaining our rights to use the trademarks, our reputation could be adversely affected. The Multimedia Centre is pivotal to the sustainable development of the Group. The building work of the Multimedia Centre is making progress. Whilst an independent project team has been appointed to manage the construction, there can be no assurance that no construction delays or cost overruns may be caused by the events beyond our control. Failure to complete the building work and commence operations on or before 28 February 2017 and 30 June 2017 respectively would result in breach of the agreement for lease entered into between us and Hong Kong Science and Technology Parks Corporation and could have an adverse impact on our business. 2. Risks relating to the legal, regulatory and compliance Our business is subject to Hong Kong laws and regulations, including telecommunications and broadcasting, sale of goods and services, trade descriptions, intellectual property, product safety, food safety, data privacy, competition, listing and disclosure, and corporate governance. Whilst we manage compliance proactively and procure to obtain first-rate independent legal services to ensure the highest standards in compliance, any failure to comply with laws and regulations may result in legal proceedings being filed against us and could expose us to civil and/or criminal liability and sanctions. In any event, dealing with complaints, investigations, or legal proceedings, regardless of their outcome, could be costly and time-consuming and could divert management attention. More importantly, the long-term sustainability of our business is largely dependent on a steady and balanced regulatory environment. Unanticipated changes in policies or regulatory practices by the relevant authorities may require us to change our business strategies and practices, and consequently, could materially adversely affect our business. In addition to the risks and uncertainties indicated above, unfavourable outcome of the following events could undermine our ability to pursue the free TV or mobile TV business. Subsequent to the Court of First Instance (“CFI”)’s order to dismiss our judicial review application in late September 2015, we have engaged in discussions with the Office of the Communications Authority (“OFCA”) on the proposal of adopting the Digital Video Broadcasting – Terrestrial 2 as the transmission standard for the provision of mobile television service. But, there can be no assurance that the proposal will be approved. As regards the appeal filed by the Chief Executive in Council (“CEIC”) against the CFI’s decision in our favour in respect of our initial application for a free TV licence, whilst we wish that the CFI’s decision would be upheld by the appellant court, the outcome is never predictable. Irrespective of the outcome of the appeal, the CEIC may reject all our applications and we may not ultimately receive a free TV licence. 3. The financial risk management policies and practices of the Group are shown in note 26 to the financial statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the SEC and in the Company’s regulatory filings with the SEC. PROSPECTS After running for 11 months of the online shopping business, we worked out 4 pillars that we aim to assure our customers: 1. Deliver convenience to end customers, from day to day grocery shopping to fashion and jewellery, and to overseas products, all can be purchased in one single order under HKTVmall and deliver at your selected timeslot. We pledge to keep the food fresh and hygienic to our customers. 2. Competitive product pricing with 5%–10% Mall Dollar reward from HKTVmall. Also, as we directly deal with overseas brand owners and authorised distributors, our pricing is very comparable to local retail price.

23 Hot Deals Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 3. Authentic and genuine products from direct dealing with brand owners, authorised distributors and reputable retailers. 4. Increasing product variety though we already have more than 107,000 products from over 700 stores at HKTVmall, our merchant relationship teams and buyers continue to making every effort to expand the width and depth of our product spectrum aggressively. The blood and sweat we invested so far is rewarding. At the date of this announcement, there were 1.56 million email ID registered as HKTVmall members who are able to enjoy the delightful online shopping experience at HKTVmall, and also to watch our programme content on an on-demand basis. This represents a large potential for us to grow our business. At each of the large promotional campaigns, the market response was overwhelming with customer orders increased by a few folds. Though the significant increase in traffic and sales was extraordinary and reflected the success of the campaigns, it also told us our prevailing resources might not be sufficient to cater for continuous business growth and to meet the 4 pillars to customers completely. In this regard, in 2016, we have a solid To-Do List – other than continue to change the consumer behaviour to switching from brick and mortar store purchase to more efficient and price competitive online shopping, we are also working hard on performance evaluation and monitoring so as to improve our efficiencies on logistics routing, products pick and pack, customer service software, warehouse and inventory system, etc. We can assure that we are working on every effort just to improve the effectiveness and efficiency to fulfil each customer order, in the meantime, to improve our operating costs structure. We hope our customers will soon see our improvement and embrace the value we bring to them. In the meantime, the Company is still in discussions with the Office of the Communications Authority (the “OFCA”) about one of our subsidiary’s proposal of adopting Digital Video Broadcasting – Terrestrial 2 as the transmission standard for the provision of mobile television service, which was submitted to OFCA in April 2014. The Company is also still waiting for the proceeding of the Government’s appeal for the judgment in favour of HKTV in the judicial review of Free TV licence and the Company’s new application of the Free TV licence. We shall further refine our business development plan on Multimedia Business upon the outcome of the above cases. MATERIAL LITIGATION On 6 January 2014, the Company filed an application for leave to apply for judicial review against the CEIC’s decision as evidenced in a letter dated 15 October 2013 to reject the Company’s application dated 31 December 2009 under the Broadcasting Ordinance (“BO”) for the grant of a domestic free television programme service licence. The substantive hearing was conducted on 27 to 29 August 2014. On 24 April 2015, the CFI quashed the CEIC’s decision and ordered to remit it back to the CEIC for reconsideration. On 19 May 2015, the CEIC filed an appeal against the CFI’s judgment. On 22 October 2015, the CEIC obtained a court order from the CFI to stay the execution of the said decision pending resolution of the appeal. The hearing of the appeal was conducted on 17 and 18 February 2016 and the judgment was reserved to be handed down by the Court of Appeal. On 11 April 2014, the Company filed an application for leave to apply for judicial review in respect of the OFCA’s decision on 11 March 2014 that Hong Kong Mobile Television Network Limited (“HKMTV”), the Company’s wholly-owned subsidiary, would not be entitled to commence operations if HKMTV adopted the DTMB (Digital Terrestrial Multimedia Broadcast) transmission standard for its proposed mobile television service unless a domestic television programme service licence issued under the BO was first obtained by HKMTV. On 20 May 2014, the CFI granted HKMTV leave to apply for judicial review. The substantive hearing was conducted on 26 and 27 November 2014. On 29 September 2015, the CFI handed down judgment and ordered that the judicial review application be dismissed. TALENT REMUNERATION Including the directors of the Company, as at 31 December 2015, the Company had 555 permanent full-time employees versus 394 as of 31 December 2014. The increase was mainly for the logistics and warehousing, merchant relations, promotors and technical functions so as to cater for the expansion of HKTVmall. The Company provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Company’s and individual performances. The Company also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option scheme.

24 Profile of Directors and Senior Management Supermarket Fashion & Beauty Home & Family Mr. LEE Hon Ying, John Mr. CHEUNG Chi Kin, Paul Ms. TO Wai Bing Mr. WONG Wai Kay, Ricky Ms. WONG Nga Lai, Alice Mr. PEH Jefferson Tun Lu Mr. MAK Wing Sum, Alvin

25 Hot Deals Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 EXECUTIVE DIRECTORS Mr. WONG Wai Kay, Ricky Chairman aged 54, is the co-founder and Chairman of the Group and is also a director of certain subsidiaries of the Group. Mr. Wong is responsible for overall strategic planning and management of the Group. Mr. Wong has extensive experience in the telecommunications and computer industries as well as in corporate management. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of the Board of Trustees, United College, The Chinese University of Hong Kong. Mr. CHEUNG Chi Kin, Paul Vice Chairman aged 58, is the co-founder and Vice Chairman of the Group and is also a director of certain subsidiaries of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-today operations and technological research, development and support activities. Mr. Cheung has extensive experience in the telecommunications and computer industries as well as in corporate management. He had worked in several companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.

26 Profile of Directors and Senior Management Supermarket Fashion & Beauty Home & Family Ms. TO Wai Bing Chief Executive Officer aged 54, was appointed as the Executive Director and Chief Executive Officer of the Group in May 2012. Ms. To is also a director of certain subsidiaries of the Group, a director of Hong Kong TV Shopping Network Company Limited and the Chief Operating Officer of Hong Kong Media Production Company Limited and the Chief Executive Officer of Leader Artiste Management Company Limited. Prior to that, Ms. To was the Managing Director of Business Development of the Group. Ms. To has a Diploma in Electronic Engineering and a Higher Certificate in Electronic Engineering from The Hong Kong Polytechnic University. Ms. To re-joined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006. Before joining the Group, Ms. To had worked at Hong Kong Telecom International Limited for 16 years. Ms. WONG Nga Lai, Alice Chief Financial Officer & Company Secretary aged 41, was appointed as the Executive Director, Chief Financial Officer and Company Secretary of the Group in May 2012 and is also a director of certain subsidiaries of the Group. Ms. Wong has extensive experience in financial management, corporate finance and global investor relations, in particular on the telecommunications, multimedia and e-commerce industries. She has overall responsibility for the Group’s finance, treasury, procurement, administration and investor engagement functions. Prior to that, Ms. Wong was the Financial Controller of the Group. Ms. Wong holds a Bachelor of Commerce degree from the University of Queensland, a Master of Business Administration degree from the Hong Kong University of Science and Technology and a Postgraduate Diploma in Corporate Governance. She is a qualified member of the Hong Kong Institute of Certified Public Accountants (HKICPA) and Association of Chartered Certified Accountants (ACCA). She has been a member of the Student Affairs Sub-committee of ACCA Hong Kong since 2010. Before joining the Group, Ms. Wong had worked for PricewaterhouseCoopers in Hong Kong primarily focusing on the technology, info-communications and entertainment sectors. INDEPENDENT NON-EXECUTIVE DIRECTORS Mr. LEE Hon Ying, John aged 69, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of Institution of Engineering and Technology, the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Vice President, International Structure liaising 150 countries worldwide and Board Member of the Society of St. Vincent de Paul, Council General, which is an international charity body with its head office in Paris, France. He is the Vice President of Parish Council of St. Anthony Church in Hong Kong. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee has also been appointed as the chairman of the Audit Committee and Remuneration Committee and a member of the Nomination Committee of the Company. Mr. PEH Jefferson Tun Lu aged 56, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 33 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee as well as the chairman of the Nomination Committee of the Company.

27 Hot Deals Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 Mr. MAK Wing Sum, Alvin aged 63, was appointed as an Independent Non-executive Director of the Group in September 2013. Mr. Mak has also been appointed as a member of the Audit Committee, Nomination Committee and Remuneration Committee of the Company. He is a Chartered Accountant and is a member of the Canadian Institute of Chartered Accountants as well as a member of the Hong Kong Institute of Certified Public Accountants. Mr. Mak is currently an independent non-executive director of Goldpac Group Limited, I.T Limited, Lai Fung Holdings Limited and Luk Fook Holdings (International) Limited, all companies are listed on The Stock Exchange of Hong Kong Limited. Mr. Mak was admitted as a member of Hong Kong Housing Society in May 2015 and is currently a member of its Audit Committee and Special Committee on Investment. After working in Citibank for over 26 years, Mr. Mak retired in May 2012. He last served as the Head of Markets and Banking for Citibank Hong Kong, being the country business manager for corporate and investment banking business. In Citibank, he had held various senior positions including Head of Global Banking responsible for managing all the coverage bankers. Prior to that, he also managed the Hong Kong’s corporate finance business, regional asset management business and was the Chief Financial Officer of North Asia. Before joining Citibank in 1985, Mr. Mak was an audit group manager at Coopers & Lybrand (now known as PricewaterhouseCoopers). He worked for Coopers & Lybrand for eight years, five of which was in Toronto, Canada. He graduated from University of Toronto with Bachelor of Commerce in 1976. SENIOR MANAGEMENT The Executive Directors of the Company are also members of senior management of the Group.

28 Corporate Governance Report Supermarket Fashion & Beauty Home & Family The board of directors (the “Board”) of the Company is pleased to present the Corporate Governance Report of the Company for the year ended 31 December 2015. CORPORATE GOVERNANCE PRACTICES The Board recognises the importance of corporate governance and is committed to the maintenance of a high corporate governance practices and procedures to safeguard the interests of the shareholders and enhance the performance of the Group. Throughout the year ended 31 December 2015, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “Code”) in Appendix 14 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). DIRECTORS’ SECURITIES TRANSACTIONS The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors of the Company (the “Company Code”). Having made specific enquiry with the Directors, all of them have confirmed that they have fully complied with the required standard set out in the Model Code and the Company Code throughout the year ended 31 December 2015. THE BOARD (i) Responsibilities The Board steers and oversees the management of the Company including, establishing the strategic direction of the Company, setting the long-term objectives of the Company, monitoring the performance of management, protecting and maximising the interests of the Company and its shareholders, reviewing, considering and approving the annual budget, management results and performance update against annual budget, together with business reports from the management. The Board has delegated an executive committee comprising all Executive Directors, with authority and responsibility for day-to-day operations and administration of the Company. All Directors have full and timely access to all relevant information as well as advice and services of the Company Secretary, with a view to ensuring that the Board procedures and all applicable rules and regulations, are followed. Upon making request to the Board, all Directors may obtain independent professional advice at the Company’s expense for carrying out their functions. The Company has arranged appropriate directors’ and officers’ liability insurance cover in respect of legal action against the Directors. (ii) Board Composition The Board currently comprises seven Directors with four Executive Directors and three Independent Non-executive Directors. The composition of the Board is set out as follows: Executive Directors Mr. Wong Wai Kay, Ricky (Chairman) Mr. Cheung Chi Kin, Paul (Vice Chairman) Ms. To Wai Bing (Chief Executive Officer) Ms. Wong Nga Lai, Alice (Chief Financial Officer) Independent Non-executive Directors Mr. Lee Hon Ying, John Mr. Peh Jefferson Tun Lu Mr. Mak Wing Sum, Alvin

29 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 THE BOARD (continued) (ii) Board Composition (continued) The Board believes that the balance between Executive and Non-executive Directors is reasonable and adequate to provide sufficient checks and balances that safeguard the interests of shareholders and the Company. Mr. Wong Wai Kay, Ricky is a first cousin of Mr. Cheung Chi Kin, Paul. Save as disclosed above, there are no financial, business, family, other material and relevant relationships among members of the Board as at the date of this annual report. The Company has maintained on the websites of the Stock Exchange and the Company (www.hktv.com.hk) an updated list of its directors identifying their roles and functions and whether they are independent non-executive directors. Independent non-executive directors are also identified as such in all corporate communications that disclose the names of directors of the Company. The biographical information of the Directors is set out in the section of “Profile of Directors and Senior Management” on pages 24 to 27 of this annual report. (iii) Appointment, Re-election and Removal of Directors The Company follows formal procedures for the appointment of new Directors. Appointments are first considered by the Nomination Committee and the nomination is then submitted to the Board for decision with reference to criteria that include professional knowledge and industrial experience, personal ethics, integrity and personal skills of the candidates. Thereafter, all Directors are subject to re-election by the Shareholders at the general meetings in their first year of appointment. In accordance with the Company’s Articles of Association (the “Articles”), the Board may from time to time appoint a director either to fill a casual vacancy or as an addition to the existing Board. Any such new director shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the existing Board), and shall then be eligible for re-election. Every director, including non-executive and independent non-executive directors, is subject to retirement by rotation at least once every three years. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to the approval of shareholders of the Company. In accordance with Articles 96 and 99 of the Articles, Ms. To Wai Bing, Mr. Lee Hon Ying, John and Mr. Mak Wing Sum, Alvin will retire from office by rotation at the forthcoming annual general meeting and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting. (iv) Chairman and Chief Executive Officer Mr. Wong Wai Kay, Ricky served as the Chairman of the Board and is responsible for the leadership and management of the Board. Ms. To Wai Bing, the Chief Executive Officer, is responsible for the Company’s operations and business development under the direction of the Board. The positions of the Chairman and the Chief Executive Officer are currently held by separate individuals for the purpose of ensuring an effective segregation of duties and a balance of power and authority. (v) Non-executive Director and Independent Non-executive Directors The term of office of all Non-executive Directors (including the Independent Non-executive Directors) has been fixed for a specific term of one year. They are subject to retirement by rotation and re-election at the Company’s annual general meeting at least once every three years in accordance with the Articles. Pursuant to Rule 3.13 of the Listing Rules, each of the Independent Non-executive Directors has made a written confirmation of independence and the Company considers all Independent Non-executive Directors are independent.

30 Corporate Governance Report Supermarket Fashion & Beauty Home & Family THE BOARD (continued) (vi) Number of Meetings and Directors’ Attendance The Board meets from time to time, and no less than four times a year, to discuss and exchange ideas on the Company’s affairs. During the year ended 31 December 2015, the Board held ten meetings to deliberate the interim and final results announcements, financial reports, to recommend or declare dividends and to discuss significant issues and general operation of the Company. During the year under review, the attendance records of the Directors at the Board meetings are set out below: Name of Directors Meetings attended/held Executive Directors Mr. Wong Wai Kay, Ricky 10/10 Mr. Cheung Chi Kin, Paul 10/10 Ms. To Wai Bing 10/10 Ms. Wong Nga Lai, Alice 10/10 Independent Non-executive Directors Mr. Lee Hon Ying, John 10/10 Mr. Peh Jefferson Tun Lu 10/10 Mr. Mak Wing Sum, Alvin 10/10 (vii) Practices and Conduct of Meetings Notices of regular Board meetings together with all relevant information and reports prepared by management are given to all Directors at least 14 days before the meetings. For other Board and committees meetings, reasonable notice is generally given. Board papers together with all appropriate, complete and reliable information are generally sent to all Directors at least 3 days before each regular Board meeting or committee meeting to keep the Directors apprised of the latest developments and financial position of the Company and to enable them to make informed decisions. The Company Secretary is responsible to keep minutes of all Board and committees meetings. Draft minutes are circulated to all Directors or committee members for comment in a timely manner and final version for their records. The minutes/resolutions of the Board and the committees are open for inspection by Directors. (viii) Board Diversity Policy The Board adopted a Board Diversity Policy (the “Policy”) in August 2013 to comply with the code provision in the Code on board diversity. The Policy aims to set out the approach to achieve diversity in the Board to ensure that the Board has the balance of skills, experience and diversity of perspectives, including but not limited to gender, age, cultural and educational background, professional experience, knowledge and skills. At the Nomination Committee Meeting held on 24 March 2016, having taken into account the Company’s corporate strategy and the skills, knowledge and experience of the Board members of the Company, the Nomination Committee considered the structure, size and composition of the Board was satisfactory.

31 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 THE BOARD (continued) (ix) Training and Support for Directors Each newly appointed director is provided with necessary induction on appointment to ensure that he/she has a proper understanding of the Company’s operations and businesses as well as his/her responsibilities under the relevant statues, laws, rules and regulations. The Directors are provided with regular updates on the Company’s performance, position and prospects to enable the Board as a whole and each Director to discharge their duties. All Directors are encouraged to participate in continuous professional development activities at the Company’s expense to develop and refresh their knowledge and skills. To summarise, the Directors received trainings on the following areas to update and develop their skills and knowledge during the year under review: Training on corporate governance, legal and regulatory requirements and Name of Directors other relevant topics Executive Directors Mr. Wong Wai Kay, Ricky ? Mr. Cheung Chi Kin, Paul ? Ms. To Wai Bing ? Ms. Wong Nga Lai, Alice ? Independent Non-executive Directors Mr. Lee Hon Ying, John ? Mr. Peh Jefferson Tun Lu ? Mr. Mak Wing Sum, Alvin ? BOARD COMMITTEES In order to oversee various aspects of the Company’s affairs, the Board has set up Audit Committee, Nomination Committee and Remuneration Committee (collectively the “Board Committees”). The majority of the members of the Board Committees are Independent Non-executive Directors. Members of the Board Committees have been advised that they may seek independent professional advice at the Company’s expenses in appropriate circumstances. (i) Audit Committee The Board established its Audit Committee in March 1999 with specific terms of reference setting out the committee’s authority and duties. The Audit Committee currently comprises three members, namely, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin, who are all Independent Non-executive Directors and two of whom possesses the appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules. Mr. Lee Hon Ying, John is the Chairman of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties.

32 Corporate Governance Report Supermarket Fashion & Beauty Home & Family BOARD COMMITTEES (continued) (i) Audit Committee (continued) The major roles and functions of the Audit Committee are set out in the Audit Committee Charter which is made available on the websites of the Stock Exchange and the Company (www.hktv.com.hk). The Audit Committee is responsible for, inter alia, overseeing the accounting and financial reporting processes of the Group including the audits of the Group’s financial statements on behalf of the Board; the appointment of the external auditor and its fees; and reviewing and discussing the internal audit plans and reports of the audit activities, examinations and results thereof of the Internal Audit Department of the Company. The Audit Committee held four meetings during the year ended 31 December 2015. Executive Directors, representatives from the Internal Audit Department of the Company and the external auditor of the Company were invited to join the discussions at the relevant meetings. Following is a summary of works performed by the Audit Committee during the year under review: (i) reviewed of the Company’s financial statements for the sixteen months ended 31 December 2014 and for the six months ended 30 June 2015; (ii) reviewed of the internal audit progress, especially on the compliance of the Sarbanes-Oxley Act; (iii) reviewed of the external auditor’s report on the review of the Company’s audited consolidated financial statements for the sixteen months ended 31 December 2014 and the Company’s interim financial report for the six months ended 30 June 2015; and (iv) pre-approved of the audit and non-audit services provided by the Company’s external auditor. The audit committee chairman and other committee members also meet in separate private session with the external auditor at least once during the year under review. During the year under review, the attendance records of the members of the Audit Committee are set out below: Attendance of individual members at Audit Committee meetings Name of Directors Meetings attended/held Independent Non-executive Directors Mr. Lee Hon Ying, John (Chairman) 4/4 Mr. Peh Jefferson Tun Lu 4/4 Mr. Mak Wing Sum, Alvin 4/4 (ii) Nomination Committee The Board established its Nomination Committee in February 2012 with specific terms of reference setting out the committee’s authority and duties. The Nomination Committee currently comprises three members, namely, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin. Mr. Peh Jefferson Tun Lu is the Chairman of the Nomination Committee. The Nomination Committee is provided with sufficient resources to discharge its duties. The Nomination Committee’s objectives are as follows: (i) review the structure, size and composition of the Board and make recommendations on any proposed changes to the Board to implement the Company’s corporate strategy; (ii) identify qualified individuals to become members of the Board and select or make recommendations to the Board on the selection of individuals nominated for directorship;

33 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 BOARD COMMITTEES (continued) (ii) Nomination Committee (continued) (iii) assess the independence of Independent Non-executive Directors; and (iv) make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman and chief executive. The role and authorities of the Nomination Committee, including those set out in code provision A.5.2 of the Code, were set out in its terms of reference which is made available on the websites of the Stock Exchange and the Company (www.hktv.com.hk). The Nomination Committee held one meeting during the year under review. Following is a summary of works performed by the Nomination Committee during the year under review: • reviewed the structure, size and composition of the Board and made recommendations to the Board; • reviewed the independence of Independent Non-executive Directors; and • made recommendations to the Board about the retirement and re-appointment of Directors by rotation at the forthcoming annual general meeting for the Company. During the year under review, the attendance records of the members of the Nomination Committee are set out below: Attendance of individual members at Nomination Committee meeting Name of Directors Meeting attended/held Independent Non-executive Directors Mr. Peh Jefferson Tun Lu (Chairman) 1/1 Mr. Lee Hon Ying, John 1/1 Mr. Mak Wing Sum, Alvin 1/1 (iii) Remuneration Committee The Board established its Remuneration Committee in August 2001 with specific terms of reference setting out the committee’s authority and duties. The Remuneration Committee currently comprises four members, namely, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu, Mr. Mak Wing Sum, Alvin and Ms. Choy Mei Yuk, Mimi. Mr. Lee Hon Ying, John is the Chairman of the Remuneration Committee. The Remuneration Committee is provided with sufficient resources to discharge its duties. The Remuneration Committee’s objectives are as follows: (i) establish a formal, fair and transparent procedures for developing policy and structure of all remuneration of directors and senior management; (ii) review and consider the Company’s policy for remuneration of directors and senior management; (iii) determine the remuneration packages of executive directors and senior management; and (iv) recommend the remuneration packages of Non-executive Directors (including Independent Non-executive Directors). The role and authorities of the Remuneration Committee, including those set out in code provision B.1.2 of the Code, were set out in its terms of reference which is made available on the websites of the Stock Exchange and the Company (www.hktv.com.hk).

34 Corporate Governance Report Supermarket Fashion & Beauty Home & Family BOARD COMMITTEES (continued) (iii) Remuneration Committee (continued) The Remuneration Committee held one meeting during the year under review. Following is a summary of works performed by the Remuneration Committee during the year under review: (i) reviewed and approved of the discretionary performance bonus for the Executive Directors; and (ii) reviewed and approved of the remuneration packages of the Directors. During the year under review, the attendance records of the members of the Remuneration Committee are set out below: Attendance of individual members at Remuneration Committee meeting Name of Directors Meetings attended/held Independent Non-executive Directors Mr. Lee Hon Ying, John (Chairman) 1/1 Mr. Peh Jefferson Tun Lu 1/1 Mr. Mak Wing Sum, Alvin 1/1 Director, Talent Management Ms. Choy Mei Yuk, Mimi 1/1 CORPORATE GOVERNANCE FUNCTIONS The Board is also responsible for performing the corporate governance duties as required under the Code: a. to develop and review the Company’s policies and practices on corporate governance; b. to review and monitor the training and continuous professional development of Directors and senior management; c. to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; d. to develop, review and monitor the code of conduct and compliance manual applicable to employees and Directors; and e. to review the Company’s compliance with the Code and disclosure in the Corporate Governance Report. DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS The Directors acknowledged their responsibility, with the support from the Finance Department of the Company, for preparing the financial statements of the Group for the year ended 31 December 2015. The Board shall ensure that the financial statements of the Group are prepared as to give a true and fair view and on a going concern basis in accordance with the statutory requirements and applicable financial reporting standards. The statement by the external auditor of the Company and the Group regarding its reporting responsibilities and opinion on the financial statements of the Company and the Group for the year ended 31 December 2015 is set out in the “Independent Auditor’s Report” on page 45 of this annual report.

35 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 AUDITOR’S REMUNERATION For the year ended 31 December 2015, the total fee paid to the Company’s external auditor, KPMG, in relation to audit related services of the Group amounted to approximately HK$2,395,000. Details are set out below: Type of Services FY2015 FY2014 HK$’000 HK$’000 Audit services 2,395 2,395 Total 2,395 2,395 COMPANY SECRETARY The Company Secretary, Ms. Wong Nga Lai, Alice is an employee of the Company and she is also the Executive Director and Chief Financial Officer of the Company, who has day-to-day knowledge of the Company’s affairs. The biographical information of Ms. Wong is set out in the section of “Profile of Directors and Senior Management” on page 26 of this annual report. During the year under review, Ms. Wong has undertaken not less than 15 hours of relevant professional training. INTERNAL CONTROL FRAMEWORK Internal Control The Board recognises its responsibility to maintain a sound and effective internal control system. The internal control system has been designed to safeguard the Group’s assets, maintain proper accounting records and to ensure that transactions are executed in accordance with established policies and procedures as well as appropriate authorisation. Company policies and procedures are designed to manage rather than eliminate risk of failure to achieve business objectives and to provide a reasonable, but not absolute, assurance against material misstatement, loss or fraud. For the year under review, management considered the Group’s internal control system is reasonably effective and adequate. Internal Audit The Internal Audit Department of the Group plays an impartial role which is independent to the Group’s management in assessing and monitoring of the internal controls. The Manager of Internal Audit Department directly reports to the Chairman of the Group and the Audit Committee on findings related to material controls, including financial, operational and compliance risks and the respective risk mitigation activities. Internal Audit Reports are presented to the Group’s management and operational teams for attention and appropriate actions. Remediation actions have been developed collaboratively by the Group’s management and operational teams to rectify the control weaknesses identified. As a final stage of the review, follow up reviews are conducted by the Internal Audit Department to ensure that these action plans have been successfully and timely implemented. The activities performed by the Internal Audit Department included but not limited to end-to-end process audits, follow up reviews, warehouse visits and investigation on an ad hoc basis as directed by the Board or Audit Committee. During the year, Internal Audit Department worked closely with Executive Directors and operation management to ensure that internal control procedures have been properly set up to safeguard the Group’s assets and to prevent fraud from occurring. On risk management process, a key risk register is maintained by the Group with operation management’s input to the risk identification, evaluation and management of significant risks. Key risks primarily include areas of strategic, operational, financial, compliance and external. Internal Audit Department compiled operation management’s responses, assessed and obtained evidence to ensure the identified risk mitigation plans are implemented and carried out on an on-going basis. The updated key risk register is presented and reviewed by the Audit Committee regularly.

36 Corporate Governance Report Supermarket Fashion & Beauty Home & Family INTERNAL CONTROL FRAMEWORK (continued) Compliance with Sarbanes-Oxley Act of 2002 The Company is required to comply with the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “SOX Act”), which is a legislation seeking to enhance the transparency and accountability of the companies in the areas of corporate governance and financial reporting. Under Section 404(a) of the SOX Act, the Group’s management is responsible for the effectiveness of the Group’s internal control procedures over financial reporting. With the assistance of Internal Audit Department and external consultants, management of the Group performed a comprehensive assessment of internal control over financial reporting, based on control criteria as set out in the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework. Based on this assessment, the Directors believe that, as at 31 December 2015, the internal control over financial reporting is effective. INSIDE INFORMATION POLICY The Board has adopted an Inside Information Policy setting out the guidelines to the Directors and all employees of the Group to ensure that inside information can be promptly identified, assessed and disseminated to the public in equal and timely manner in accordance with the applicable laws and regulations. COMMUNICATION WITH SHAREHOLDERS The Company is committed to safeguard shareholders’ interests and believes that effective communication with shareholders and other stakeholders is essential for enhancing investor relations and investor understanding of the business performance and strategies of the Group. The Board adopted a Shareholders Communication Policy which aims to set out the provisions with the objective of ensuring that the shareholders of the Company and potential investors are provided with ready, equal and timely access to balanced and understandable information about the Company, in order to enable shareholders of the Company to exercise their rights in an informed manner, and to allow shareholders of the Company and potential investors to engage actively with the Company. Information Disclosure on the Company’s Website The Company endeavours to disclose all material information about the Group to all interested parties on a timely basis. All such publications together with additional information of the Group are timely updated on the Company’s website at www.hktv.com.hk. General Meetings with Shareholders The annual general meeting of the Company held on 20 May 2015 was attended by, among others, the Chairman, Chief Executive Officer, Chief Financial Officer, chairmen of the Audit Committee, Nomination Committee and Remuneration Committee, and representatives of KPMG, the external auditor of the Company to answer questions raised by shareholders at the meeting. During the year under review, the attendance records of the Directors at the general meeting are set out below: Annual General Meeting Name of Directors attended/held Executive Directors Mr. Wong Wai Kay, Ricky 1/1 Mr. Cheung Chi Kin, Paul 1/1 Ms. To Wai Bing 1/1 Ms. Wong Nga Lai, Alice 1/1 Independent Non-executive Directors Mr. Lee Hon Ying, John 1/1 Mr. Peh Jefferson Tun Lu 1/1 Mr. Mak Wing Sum, Alvin 1/1

37 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 SHAREHOLDERS’ RIGHTS Set out below is a summary of certain rights of the Shareholders as required to be disclosed pursuant to the mandatory disclosure requirement under Paragraph O of the Code: Convening of general meeting on requisition by shareholders Sections 566 of Hong Kong Companies Ordinance (Chapter 622 of the Laws of Hong Kong) provides that shareholder(s) holding at the date of the deposit of the requisition not less than 5% of the total voting rights of all the shareholders of the Company and carrying the right of voting at general meeting of the Company, may request the Board of the Company, to convene a general meeting. The request must state the general nature of the business to be dealt with at the meeting and may include the text of a resolution that may properly be moved and is intended to be moved at the meeting. The request must be authenticated by the relevant shareholder(s) and sent to the Company in hard copy form or in electronic form. Procedures for putting forward proposals at general meetings by shareholders Section 615 of Hong Kong Companies Ordinance (Chapter 622 of the Laws of Hong Kong) provides that (i) shareholder(s) representing at least 2.5% of the total voting rights of all shareholders of the Company who have a right to vote on the resolution at the annual general meeting or (ii) at least 50 shareholders who have a right to vote on the resolution at the annual general meeting may request the Company to circulate a notice of a resolution for consideration at the annual general meeting. The request must identify the resolution to be moved at the annual general meeting and must be authenticated by the relevant shareholder(s) and sent to the Company in hardcopy form or in electronic form not later than six weeks before the relevant annual general meeting to which the requests relate; or if later, the time at which notice is given of that meeting. Procedures for directing shareholders’ enquiries to the Board Shareholders may at any time send their enquiries and concerns to the Board in writing through the Company Secretary whose contact details are as follows: Investor Engagement Hong Kong Television Network Limited 13th Floor, Trans Asia Centre 18 Kin Hong Street Kwai Chung, New Territories Hong Kong Tel No.:(852) 3145 6888 Fax No.: (852) 2199 8354 Email: investor_engagement@hktv.com.hk Shareholders may also make enquiries with the Board at the general meetings of the Company. CONSTITUTIONAL DOCUMENTS During the year ended 31 December 2015, there is no significant change in the Company’s constitutional documents.

The Directors submit herewith their annual report together with the audited financial statements for the year ended 31 December 2015. REGISTERED OFFICE Hong Kong Television Network Limited (the “Company”) is a company incorporated and domiciled in Hong Kong and has its registered office at 13th Floor, Trans Asia Centre, 18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong. PRINCIPAL ACTIVITIES AND ANALYSIS OF OPERATIONS The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are the provision of multimedia production and contents distribution and other multimedia related activities as well as operate a 24-hour “e-Shopping Mall” providing a “one-stop shop” platform including entertainment, online shopping, delivery service and impressive customer experience. The principal activities of its major subsidiaries are detailed in note 16 to the financial statements. BUSINESS REVIEW The business review of the Group for the year ended 31 December 2015 is set out in the sections headed “Chairman’s Statement” and “Management’s Discussion and Analysis” on pages 12 and 13 and pages 14 to 23 of this annual report respectively. Description of the principal risks and uncertainties facing the Company is set out in the section headed “Principal Risks and Uncertainties” on pages 21 and 22 of this annual report. RELATIONSHIPS WITH STAKEHOLDERS The Group understands that it is important to maintain good relationship with business partners, customers, suppliers and merchant to achieve its long-term goals. Accordingly, our management have kept good communication and shared business update with them when appropriate. This communication provides valuable feedback for our business and assists us to understand stakeholders’ needs and assess the best way to leverage our resources and expertise to contribute to future business and community development. An account of the Company’s relationships with employees is set out in the section headed “Management’s Discussion and Analysis” from pages 14 to 23 of this annual report. ENVIRONMENTAL AND SOCIAL SUSTAINABILITY The Group recognises its corporate responsibility to promote environmental and social sustainability and has therefore taken the initiatives with a view to reducing energy consumption, food and paper waste. Through the initiative taken to control electricity consumption by using energy-efficient retrofits and air-conditioning and lighting control measures in workplaces, we have seen continued improvement in reducing the use of electricity. Last year, we started to participate in food donation. We wish we can do more to help minimise the amount of food wasted in the supply chain. To promote customers’ awareness of paper saving, we have last year launched a cardboard box recycling program aiming to encourage the recycle use of product delivery boxes. Since launching this program, we have received positive feedback from customers. Going forward, the Group will continue to promote environmental and social sustainability through various initiatives consistent with its policies and relevant laws and regulations. FINANCIAL STATEMENTS The loss of the Group for the year ended 31 December 2015 and the state of the Company’s and the Group’s affairs as at that date are set out in the financial statements from pages 46 to 101 of this annual report. ANALYSIS ON FINANCIAL PERFORMANCE An analysis of the Group’s financial performance during the year ended 31 December 2015 is set out in the sections headed “Financial Highlights” and “Management’s Discussion and Analysis” on page 6 and pages 14 to 23 of this annual report.

39 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 DIVIDENDS No interim dividend was declared during the year ended 31 December 2015 and sixteen months ended 31 December 2014. The Directors does not recommend the payment of final dividend for the year ended 31 December 2015. No final dividend was declared for the sixteen months ended 31 December 2014. DONATIONS Charitable and other donations made by the Group during the year amounted to HK$11,000 (HK$2,000 for the sixteen months ended 31 December 2014). SHARE CAPITAL AND SHARE OPTIONS Details of the movements in share capital and share options of the Company during the year are set out in note 23 to the financial statements. EQUITY-LINKED AGREEMENTS Save as disclosed under the section headed “Share Option Scheme” as set out on pages 42 and 43 of this annual report, no equity-linked agreements were entered into by the Group during the year or subsisted at the end of the year. DISTRIBUTABLE RESERVES Distributable reserves of the Company as at 31 December 2015, calculated in accordance with the provision of Part 6 of Companies Ordinances (Cap.622) of the laws of Hong Kong, amounted to approximately HK$1,446,681,000 (2014: HK$2,193,073,000). FIVE-YEAR FINANCIAL SUMMARY A summary of the results of the assets and liabilities of the Group for the last five financial years is set out on pages 102 and 103 of this annual report. PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the year ended 31 December 2015. GROUP’S BORROWINGS The Group’s borrowings as at 31 December 2015 are repayable in the following periods: 2015 2014 HK$’000 HK$’000 On demand or not exceeding one year 71,793 802,165

40 Report of the Directors Supermarket Fashion & Beauty Home & Family DIRECTORS The Directors during the year and up to the date of this annual report were: Executive Directors Mr. Wong Wai Kay, Ricky Mr. Cheung Chi Kin, Paul Ms. To Wai Bing Ms. Wong Nga Lai, Alice Independent Non-executive Directors Mr. Lee Hon Ying, John Mr. Peh Jefferson Tun Lu Mr. Mak Wing Sum, Alvin Furthermore, in accordance with Articles 96 and 99 of the Articles, Ms. To Wai Bing, and Mr. Lee Hon Ying, John and Mr. Mak Wing Sum, Alvin will retire from office by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting. DIRECTORS OF SUBSIDIARIES The list of names of all directors who have served on the boards of the Company’s subsidiaries during the year and up to the date of this annual report is available on the Company’s website at www.hktv.com.hk. DIRECTORS’ SERVICE CONTRACTS None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation. DIRECTORS’ INTERESTS IN CONTRACTS OF SIGNIFICANCE No contract of significance in relation to the Group’s business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year. BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT Biographical details of the Directors and senior management are set out on pages 24 to 27 of this annual report. CHANGES OF DIRECTORS’ INFORMATION Pursuant to Rule 13.51B(1) of the Listing Rules, the changes in Directors’ emoluments during the year ended 31 December 2015 are set out in note 12 to the Financial Statements. PERMITTED INDEMNITY PROVISION The Articles provides that subject to the provisions of the Companies Ordinance every Director may be indemnified out of the assets of the Company against any liability incurred by him/her as a director in defending any proceedings. The permitted indemnity provision made by the Company for the benefit of the Directors is in force.

41

Hot Deals | TV Programs

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES

Directors' interests or short positions in shares and in share options

At 31 December 2015, the interests or short positions of the Company's Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code were as follows:

Long position in ordinary shares and underlying shares of the Company

	Interest in shares						
Name of director	Personal interests	Corporate interests	Family interests	Total interest in shares	Interests in underlying shares pursuant to share options	Aggregate interests	Approximate percentage interests in the Company's issued share capital Note (1)
Mr. Wong Wai Kay, Ricky	15,236,893	339,814,284 Note (2)(i)	–	355,051,177	–	355,051,177	43.89%
Mr. Cheung Chi Kin, Paul	25,453,424	24,924,339 Note (2)(ii)	–	50,377,763	–	50,377,763	6.23%
Ms. To Wai Bing	95,239	–	–	95,239	–	95,239	0.01%
Ms. Wong Nga Lai, Alice	50,000	–	–	50,000	–	50,000	0.01%

Notes:

(1) This percentage is based on 809,016,643 ordinary shares of the Company issued as at 31 December 2015.

(2) The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i) 339,814,284 shares are held by Top Group International Limited which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group International Limited in the Company is also disclosed under the section "Substantial Shareholder" of this annual report.

(ii) 24,924,339 shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

Save as disclosed above, as at 31 December 2015, none of the Directors nor chief executive (including their spouse and children under 18 years of age) of the Company had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

42 Report of the Directors Supermarket Fashion & Beauty Home & Family SHARE OPTION SCHEME The Company operates a share option scheme (the “2012 Share Option Scheme”) which was adopted by shareholders of the Company on 31 December 2012 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein. A summary of the 2012 Share Option Scheme operated by the Company is as follows: (1) Purpose To grant share options to the eligible participants as incentives and rewards for their contribution to the Company or its subsidiaries. (2) Eligible participants Eligible participants include employee, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group. (3) The total number of shares available for issue The total number of shares which may be issued upon exercise of options to be granted under the scheme shall not exceed 10% of the total number of shares in issue as at the date of adoption of the 2012 Share Option Scheme on 31 December 2012 (i.e. 80,901,664 shares). As at the date of this annual report, the number of shares available for issue in respect thereof is 80,901,664 shares, representing approximately 10% of the issued share of the Company. The shares which may be issued upon exercise of all outstanding options to be granted and yet to be exercised under the 2012 Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the total number of shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded. (4) The maximum entitlement of each participant under the 2012 Share Option Scheme The total number of shares issued and which may fall to be issued upon exercise of the options granted under the 2012 Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each participant in any 12-month period up to and including the date of grant shall not exceed 1% of the total number of shares in issue as at the date of grant. Any further grant of options in excess of this 1% limit shall be subject to the issue of a circular by the Company and the approval of the shareholders of the Company in general meeting with such grantee and his associates (as defined in the Listing Rules) abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time. (5) The period within which the shares must be taken up under an option The period during which an option may be exercised will be determined by the Board of its absolute discretion, save that no option may be exercised more than 10 years from the date of grant. (6) The minimum period for which an option must be held before it can be exercised The Board is empowered to impose, at its discretion, any minimum period that an option must be held at the time of the grant of any particular option. (7) The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid Acceptance of the option must be made within 30 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

43 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 (8) The basis of determining the exercise price The Board shall determine the exercise price of each option granted but in any event shall not be less than the highest of: (a) the closing price of the shares of the Company as stated in the Stock Exchange’s daily quotation sheet on the date of grant; and (b) the average of the closing price of the shares of the Company as stated in the Stock Exchange’s daily quotation sheet for the five business days immediately preceding the date of grant. (9) The remaining life of the 2012 Share Option Scheme The 2012 Share Option Scheme will remain in force for a period of 10 years commencing on 31 December 2012 up to 30 December 2022. (10) Details of the share options granted under the 2012 Share Option Scheme as at 31 December 2015 are as follows: During the year ended 31 December 2015, no share options have been granted under the 2012 Share Option Scheme by the Company. DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES Save as disclosed under the section headed “Share Option Scheme” as set out on pages 42 and 43 of this annual report, at no time during the year ended 31 December 2015 was the Company or any of its subsidiaries a party to any arrangements to enable the directors and/ or the chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate. SUBSTANTIAL SHAREHOLDER At 31 December 2015, the interests or short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows: Interests in Approximate shares in long percentage Name positions interests (Note) Top Group International Limited 339,814,284 42.00% Note: This percentage is based on 809,016,643 ordinary shares of the Company issued as at 31 December 2015. Save as disclosed above, as at 31 December 2015, the Company had not been notified of any persons (other than directors and chief executive of the Company) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO. MANAGEMENT CONTRACTS No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

44 Report of the Directors Supermarket Fashion & Beauty Home & Family MAJOR CUSTOMERS AND SUPPLIERS The aggregate percentage of purchase for the year attributable to the Group’s five largest suppliers is less than 30% of total purchase for the year and therefore no disclosures with regard to major suppliers are made. The percentages of turnovers for the year attributable to the Group’s major customers are as follows: % Sales The largest customer 30 Five largest customers combined 54 None of the Directors, their associates or any shareholder (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) had an interest in the major customers noted above. SUFFICIENCY OF PUBLIC FLOAT On the basis of information that is publicly available to the Company and within the knowledge of the Directors of the Company, as at the date of this annual report, the Company has maintained a sufficient public float of more than 25% of the Company’s issued shares as required under the Listing Rules during the year ended 31 December 2015. INDEPENDENCE CONFIRMATIONS OF INDEPENDENT NON-EXECUTIVE DIRECTORS The Company has received, from each of the Independent Non-executive Directors, an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the Independent Non-executive Directors are independent. CORPORATE GOVERNANCE Throughout the year ended 31 December 2015, the Company has complied with the applicable code provisions as set out in the Code. Corporate governance practices adopted by the Company are set out in the Corporate Governance Report on pages 28 to 37 of this annual report. RETIREMENT SCHEME The Group operates a defined contribution retirement scheme and a Mandatory Provident Fund scheme. Particulars of these retirement schemes are set out in note 11 in the financial statements. AUDITOR The financial statements have been audited by KPMG who shall retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company. On behalf of the Board Wong Wai Kay, Ricky Chairman Hong Kong, 24 March 2016

45 Independent Auditor’s Report HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 Independent auditor’s report to the members of Hong Kong Television Network Limited (Incorporated in Hong Kong with limited liability) We have audited the consolidated financial statements of Hong Kong Television Network Limited (the “Company”) and its subsidiaries (together the “Group”) set out on pages 46 to 101, which comprise the consolidated statement of financial position as at 31 December 2015, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information. DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. AUDITOR’S RESPONSIBILITY Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 405 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. OPINION In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2015 and of the Group’s financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in compliance with the Hong Kong Companies Ordinance. KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong 24 March 2016

46 Consolidated Income Statement Supermarket Fashion & Beauty Home & Family For the year ended 31 December 2015 (Expressed in Hong Kong dollars) Year ended Sixteen months 31 December ended 31 December Note 2015 2014 HK$’000 HK$’000 Turnover 3 112,810 23,027 Programme costs 4 (320,740) (27,414) Cost of inventories (23,113) (353) Valuation gains on investment properties 14 11,900 3,900 Other operating expenses 5(a) (329,816) (343,799) Other income, net 5(b) 67,537 147,609 Finance costs, net 5(c) (3,234) (7,767) Impairment losses/write off of assets 6 (327,810) (32,000) Loss before taxation (812,466) (236,797) Income tax expense 7 (93) (205) Loss for the year/period (812,559) (237,002) Basic and diluted loss per ordinary share (in Hong Kong dollars) 10 HK$(1.00) HK$(0.29) The notes on pages 52 to 101 form part of these financial statements.

47 Consolidated Statement of Comprehensive Income HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 For the year ended 31 December 2015 (Expressed in Hong Kong dollars) Sixteen months Year ended ended 31 December 31 December Note 2015 2014 HK$’000 HK$’000 Loss for the year/period (812,559) (237,002) Other comprehensive income 9 Items that may be reclassified subsequently to profit or loss: Exchange difference on translation of financial statements of an overseas subsidiary (2) 1 Available-for-sale securities: net movement in fair value reserve (3,983) 41,540 Other comprehensive income (3,985) 41,541 Total comprehensive income for the year/period (816,544) (195,461) The notes on pages 52 to 101 form part of these financial statements.

48 Consolidated Statement of Financial Position As at 31 December 2015 (Expressed in Hong Kong dollars) Supermarket Fashion & Beauty Home & Family 31 December 31 December Note 2015 2014 HK$’000 HK$’000 Non-current assets Property, plant and equipment 14 560,335 550,159 Intangible assets 15 125,410 391,198 Long term receivable and prepayment 31,445 285 Other financial assets 18 1,219,043 1,490,420 1,936,233 2,432,062 Current assets Accounts receivable 19 29,731 7,688 Other receivables, deposits and prepayments 19 36,048 40,752 Programme costs – 344,088 Inventories 17 15,352 718 Other current financial assets 18 226,709 293,943 Cash at bank and in hand 20 174,808 819,186 482,648 1,506,375 Current liabilities Accounts payable 21 12,995 4,504 Other payables and accrued charges 21 92,652 73,876 Deposits received 1,905 1,905 Bank loans 22 71,793 802,165 179,345 882,450 Net current assets 303,303 623,925 Total assets less current liabilities 2,239,536 3,055,987

49 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 31 December 31 December Note 2015 2014 HK$’000 HK$’000 Non-current liabilities Deferred tax liabilities 24 919 826 919 826 NET ASSETS 2,238,617 3,055,161 Capital and reserves 23 Share capital 1,268,914 1,268,914 Other reserves 969,703 1,786,247 TOTAL EQUITY 2,238,617 3,055,161 Approved and authorised for issue by the board of directors on 24 March 2016. Wong Wai Kay, Ricky Director Cheung Chi Kin, Paul Director The notes on pages 52 to 101 form part of these financial statements.

50

Consolidated Statement of Changes in Equity

Supermarket | Fashion & Beauty | Home & Family

For the year ended 31 December 2015 (Expressed in Hong Kong dollars)

		Attributable to equity shareholders of the Company								
	Note	Share Capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Revaluation reserve HK$'000	Fair value reserve HK$'000	Exchange Reserve HK$'000	Other reserve HK$'000	Total HK$'000
At 1 January 2015		1,268,914	-	-	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161
Loss for the year		-	-	-	(812,559)	-	-	-	-	(812,559)
Other comprehensive income	9	-	-	-	-	-	(3,983)	(2)	-	(3,985)
Total comprehensive income for the year		-	-	-	(812,559)	-	(3,983)	(2)	-	(816,544)
At 31 December 2015		1,268,914	-	-	845,323	159,759	(33,552)	(1)	(1,826)	2,238,617
At 1 September 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	-	(1,826)	3,250,622
Loss for the period		-	-	-	(237,002)	-	-	-	-	(237,002)
Other comprehensive income	9	-	-	-	-	-	41,540	1	-	41,541
Total comprehensive income for the period		-	-	-	(237,002)	-	41,540	1	-	(195,461)
Transition to no-par value regime on 3 March 2014	23(b)	1,188,012	(1,188,005)	(7)	-	-	-	-	-	-
Revaluation reserve realised upon disposal of an investment property	14(c)	-	-	-	5,397	(5,397)	-	-	-	-
At 31 December 2014		1,268,914	-	-	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161

The notes on pages 52 to 101 form part of these financial statements.

51 Consolidated Cash Flow Statement HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 For the year ended 31 December 2015 (Expressed in Hong Kong dollars) Sixteen months Year ended ended 31 December 31 December Note 2015 2014 HK$’000 HK$’000 Net cash outflow from operating activities 25 (218,451) (291,066) Investing activities Additions of available-for-sale securities (159,399) (632,697) Proceeds from disposal of available-for-sale securities 165,972 244,437 Proceeds from maturity of available-for-sale securities 289,423 591,983 Acquisition of a subsidiary – (142,343) Decrease in term deposits – 335,329 Interest received 104,349 160,071 Dividend received 1,667 1,825 Purchases of property, plant and equipment (89,553) (61,347) Proceeds from disposal of property, plant and equipment 93 10,000 Net cash inflow from investing activities 312,552 507,258 Net cash inflow before financing activities 94,101 216,192 Financing activities Net (repayments of)/proceeds from bank loans (730,139) 270,425 Repayment of capital element of finance leases – (160) Interest element of finance leases – (3) Interest paid on bank loans (3,037) (7,232) Other borrowing cost paid – (6,017) Net cash (outflow)/inflow from financing activities (733,176) 257,013 (Decrease)/increase in cash and cash equivalents (639,075) 473,205 Cash and cash equivalents at beginning of the year/period 819,186 347,849 Effect of foreign exchange rate changes (5,303) (1,868) Cash and cash equivalents at end of the year/period 174,808 819,186 The notes on pages 52 to 101 form part of these financial statements.

52 Notes to the Financial Statements (Expressed in Hong Kong dollars) Supermarket Fashion & Beauty Home & Family 1 CHANGE OF FINANCIAL YEAR END DATE Pursuant to a resolution of the Board dated 29 August 2014, the Company’s financial year end date has been changed from 31 August to 31 December in order to unify the financial year end dates of Hong Kong Television Network Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) and align with the business cycle of the Group’s potential customers in the E-commerce retail industry and the multimedia advertising industry. Accordingly, the comparative figures presented for the consolidated financial statements cover a period of sixteen months from 1 September 2013 to 31 December 2014 and are not directly comparable with those of current financial year. 2 SIGNIFICANT ACCOUNTING POLICIES (a) Statement of compliance These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are derived from and consistent with IFRSs, these financial statements also comply with HKFRSs. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the requirements of the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below. The IASB has issued certain amendments, new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The equivalent amendments, new and revised HKFRSs consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Note 2(c) provides information on any changes in accounting policies resulting from initial application of those developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements. (b) Basis of preparation of the financial statements The consolidated financial statements for the year ended 31 December 2015 comprise Hong Kong Television Network Limited and its subsidiaries. The measurement basis used in the preparation of the financial statements is the historical cost basis except that investments in available-for-sale securities, investment properties and certain financial assets and liabilities are stated at their fair values or amortised costs as explained in the accounting policies set out below (see notes 2(f), 2(g), 2(n), 2(s) and 2(t)). The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances but are inherently uncertain and unpredictable, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 6, 14, 18 and 26.

53 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (c) Change in accounting policies The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group. The equivalent amendments to HKFRSs, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Impacts of the adoption of the amended IFRSs/HKFRSs are discussed below: – Amendments to IAS/HKAS 36, Impairment of assets – Recoverable amount disclosures for non-financial assets – Annual Improvements to IFRS/HKFRSs 2010–2012 Cycle – Annual Improvement to IFRS/HKFRSs 2011–2013 Cycle The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Amendments to IAS/HKAS 36, Impairment of assets – Recoverable amount disclosures for non-financial assets The amendments to IAS/HKAS 36 modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or cash generating units (“CGU”) whose recoverable amount is based on fair value less costs of disposal. The Group has provided the disclosure requirements applicable to the Group. Annual Improvements to IFRSs/HKFRSs 2010–2012 Cycle and 2011–2013 Cycle These two cycles of annual improvements contain amendments to nine standards with consequential amendments to other standards. Among them, IAS/HKAS 24, Related party disclosures has been amended to expand the definition of a “related party” to include a management entity that provides key management personnel services to the reporting entity, and to require the disclosure of the amounts incurred for obtaining the key management personnel services provided by the management entity. These amendments do not have an impact on the Group’s related party disclosure as the Group does not obtain any management personnel services from management entities. (d) Subsidiaries and controlled entities Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

54 Notes to the Financial Statements (Expressed in Hong Kong dollars) Supermarket Fashion & Beauty Home & Family 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (e) Group accounting (i) Consolidation An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances, transactions and cash flows and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment. Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests and no gain or loss is recognised. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see note 2(k)), unless the investment is classified as held for sale or included in a disposal group that is classified as held for sale.

55 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (e) Group accounting (continued) (ii) Translation of foreign currencies Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates ruling at the statement of financial position date. Exchange differences arising in these cases are dealt with in profit or loss. The results of foreign operations are translated into Hong Kong dollars at an average rate for the year. Statement of financial position items are translated into Hong Kong dollars at the closing foreign exchange rates at the statement of financial position date. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of a foreign operation, the cumulative amount of the exchange differences relative to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognised. (f) Investments in debt and equity securities The Group’s and the Company’s policies for investments in debt and equity securities, other than investments in subsidiaries, are as follows: Investments in debt and equity securities are initially stated at fair value, which is their transaction price unless it is determined that the fair value at initial recognition differs from the transaction price and that fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that uses only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification: Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At the statement of financial position date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any dividends or interest earned on these investments as these are recognised in accordance with the policies set out in note 2(u)(v) and (vii). Dated debt securities that the Group and/or the Company have the positive ability and intention to hold maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated at amortised cost less impairment losses (see note 2(k)). Investments in securities which do not fall into any of the above categories are classified as available-for-sale securities. At the statement of financial position date the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. As an exception to this, investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured are recognised in the statement of financial position at cost less impairment losses (see note 2(k)). Dividend income from equity securities and interest income from debt securities calculated using the effective interest method are recognised in profit or loss in accordance with the policies set out in notes 2(u)(vii) and 2(u)(v) respectively. Foreign exchange gains and losses resulting from changes in the amortised cost of debt securities are also recognised in profit or loss. When the investments are derecognised or impaired (see note 2(k)), the cumulative gain or loss recognised in equity is reclassified to profit or loss. Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

56 Notes to the Financial Statements (Expressed in Hong Kong dollars) Supermarket Fashion & Beauty Home & Family 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (g) Investment properties Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation. Investment properties are stated at fair value, unless they are still in the course of construction or development at the statement of financial position date and their fair value cannot be reliably measured at that time. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 2(u)(vi). When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 2(j)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 2(j). (h) Property, plant and equipment (i) Construction in progress Construction in progress is carried at cost, which includes development and construction expenditure incurred and interest and direct costs attributable to the development less any accumulated impairment loss (see note 2(k)) as considered necessary by the directors. No depreciation is provided for construction in progress. On completion, the associated costs are transferred to leasehold land and buildings. (ii) Other property, plant and equipment Other property, plant and equipment, comprising buildings, leasehold improvements, broadcasting and production equipment, network, computer and office equipment, furniture, fixtures and fittings and motor vehicles, are stated at cost less accumulated depreciation and accumulated impairment losses (see note 2(k)). Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows: – Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years – Furniture, fixtures and fittings 4 years – Broadcasting and production equipment 2–10 years – Network, computer and office equipment 4–15 years – Motor vehicles 4 years – Leasehold improvements are depreciated over the shorter of the unexpired term of the leases and their estimated useful lives – Leasehold land classified as held under finance leases is depreciated over the unexpired term of leases Where the parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually. Major costs incurred in restoring property, plant and equipment to their normal working condition are charged to profit or loss. Major improvements are capitalised and depreciated over their expected useful lives to the Group. The gain or loss on disposal of an item of property, plant and equipment is the difference between the net disposal proceeds and the carrying amount of the relevant item, and is recognised in profit or loss on the date of disposal.

57 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (i) Intangible assets Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is finite) and impairment losses (see note 2(k)). Amortisation of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets’ estimated useful lives. The following intangible assets with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows: – Indefeasible right of use (“IRU”) of telecommunications capacity 20 years – Right to use of telecommunications services 10 years – Mobile television broadcast spectrum 12 years Both the period and method of amortisation are reviewed annually. (j) Assets held under leases An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease. (i) Classification of assets leased to the Group Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following expectations: – property held under operating leases that would otherwise meet the definition of an investment property is classified as investment property on a property-by-property basis and, if classified as investment property, is accounted for as if held under a finance lease (see note 2(g)); and – land held for own use under an operating lease for which its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

58 Notes to the Financial Statements (Expressed in Hong Kong dollars) Supermarket Fashion & Beauty Home & Family 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (j) Assets held under leases (continued) (ii) Finance leases Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset or, if lower, the present value of the minimum lease payments of such assets, are included in property, plant and equipment with the corresponding liabilities, net of finance charges, recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in note 2(h) and note 2(k). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. (iii) Operating leases Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Receipts and payments made under operating leases net of any incentives received by/from the lessor are credited/charged to profit or loss on a straight-line basis over the lease periods. (k) Impairment of assets (i) Impairment of investments in debt and equity securities and accounts and other receivables Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at the statement of financial position date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events: – significant financial difficulty of the debtor; – a breach of contract, such as a default or delinquency in interest or principal payments; – it becoming probable that the debtor will enter bankruptcy or other financial reorganisation; – significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and – a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

59 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (k) Impairment of assets (continued) (i) Impairment of investments in debt and equity securities and accounts and other receivables (continued) If any such evidence exists, any impairment loss is determined and recognised as follows: – For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group. If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years. – For available-for-sale securities, the cumulative loss that has been recognised in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss. Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income. Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit and loss.

60 Notes to the Financial Statements (Expressed in Hong Kong dollars) Supermarket Fashion & Beauty Home & Family 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (k) Impairment of assets (continued) (i) Impairment of investments in debt and equity securities and accounts and other receivables (continued) Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss. (ii) Impairment of other assets Internal and external sources of information are reviewed at the statement of financial position date to identify indications that the following assets may be impaired or, an impairment loss previously recognised no longer exists or may have decreased: – property, plant and equipment; – intangible assets; and – investment in subsidiaries in the Company’s statement of financial position. If any such indication exists, the asset’s recoverable amount is estimated. – Calculation of recoverable amount The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). – Recognition of impairment losses An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to disposal (if measurable), or value in use (if determinable).

61 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (k) Impairment of assets (continued) (ii) Impairment of other assets (continued) – Reversals of impairment losses An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised. (iii) Interim financial reporting and impairment Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS/HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition and reversal criteria as it would at the end of the financial year (see notes 2(k)(i) and 2(k)(ii)). Impairment losses recognised in an interim period in respect of available-for-sale equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or losses. (l) Inventories Inventories are carried at the lower of cost and net realisable value. Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

62 Notes to the Supermarket Fashion & Beauty Home & Family Financial Statements (Expressed in Hong Kong dollars) 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (m) Programme costs Programme costs are stated at cost less amounts expensed and any provision considered necessary by management. Programme costs are charged to the profit or loss based on the broadcasting schedule of the programme reflecting the pattern of consumption of their economic benefits. – Self-produced programmes Self-produced programmes consist primarily of drama, infotainment and variety programmes. Cost of self-produced programmes comprises direct production cost and an appropriate proportion of production overheads. – Purchased programmes Purchased programmes consist film rights acquired for showing on the Group’s television platform. Cost of purchased programme comprises cost of purchase, cost of conversion and an appropriate proportion of production overheads. (n) Accounts receivables Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 2(k)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts (see note 2(k)(i)). (o) Cash and cash equivalents Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

63 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (p) Financial guarantees issued, provisions and contingent liabilities (i) Financial guarantees issued Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, the fair value of the guarantee is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income. The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 2(p)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation. (ii) Other provisions and contingent liabilities Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Notes to the Financial Statements Supermarket Fashion & Beauty Home & Family (Expressed in Hong Kong dollars) 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (q) Talent benefits (i) Leave entitlements Entitlements to annual leave and long service leave are recognised when they accrue to individuals employed by the Group hereinafter (referred to as “Talents”), including directors of the Company. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by Talents up to the statement of financial position date. Entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave. (ii) Profit sharing and bonus plans Provisions for profit sharing and bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by Talents and a reliable estimate of the obligation can be made. (iii) Retirement benefit costs The Group contributes to defined contribution retirement schemes which are available to certain Talents. Contributions to the schemes by the Group are calculated as a percentage of Talents’ basic salaries and charged to profit or loss. The Group’s contributions are reduced by contributions forfeited by those Talents who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held in an independently administered fund that is separated from the Group’s assets. (r) Income tax Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss or items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the statement of financial position date, and any adjustment to tax payable in respect of previous years. Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

65 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (r) Income tax (continued) Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised. The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future. Where investment properties are carried at their fair value in accordance with the accounting policy set out in note 2(g), the amount of deferred tax recognised is measured using the tax rates that would apply on sale of those assets at their carrying value at the statement of financial position date unless the property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the property over time, rather than through sale. In all other cases, the amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. Deferred tax assets and liabilities are not discounted. The carrying amount of a deferred tax asset is reviewed at each statement of financial position date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

66 Notes to the Financial Statements (Expressed in Hong Kong dollars) Supermarket Fashion & Beauty Home & Family 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (r) Income tax (continued) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met: – in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or – in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either; – the same taxable entity; or – different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously. (s) Interest-bearing borrowings Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, the interest-bearing borrowings are stated at amortised cost with the difference between amortised cost and redemption value recognised in profit or loss over the period of borrowings using the effective interest method. (t) Trade and other payables Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note 2(p), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

67 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (u) Revenue recognition (i) Advertising income, net of agency deductions, is recognised when the advertisements are delivered through the Group’s Over-The-Top (“OTT”) platform. (ii) Revenue for licensing of programme rights is recognised over the contract period or upon delivery of the programmes concerned in accordance with the terms of the contracts. (iii) Artiste management fee income is recognised when the services are rendered. (iv) E-commerce income primarily comprised of commission income and revenue from merchandise sales. Commission income are recognised for transactions where the Group is not the primary obligor, is not subject to inventory risk, and does not have latitude in establishing prices and selecting suppliers. Commission income are recognised on a net basis which is based on a fixed percentage of the sales amount. Revenue from merchandise sales and related costs are recognised on a gross basis when the Group acts as a principal. Commission income and revenue from merchandise sales are recognised when the customer has accepted the goods and the related risks and rewards of ownership. (v) Interest income is recognised as it accrues using the effective interest method. (vi) Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the platform of benefits to be derived from the leased assets. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. (vii) Dividend income from unlisted investments is recognised when the shareholder’s right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend. (v) Borrowing costs Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to profit or loss in the year in which they are incurred.

68 Notes to the Supermarket Fashion & Beauty Home & Family Financial Statements (Expressed in Hong Kong dollars) 2 SIGNIFICANT ACCOUNTING POLICIES (continued) (w) Segment reporting Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s lines of business. Geographical information is not presented as majority of the Group’s operations are conducted in Hong Kong and majority of the assets are located in Hong Kong. (x) Related parties (a) A person, or a close member of that person’s family, is related to the Group if that person: (i) has control or joint control over the Group; (ii) has significant influence over the Group; or (iii) is a member of the key management personnel of the Group or the Group’s parent. (b) An entity is related to the Group if any of the following conditions applies: (i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others). (ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member). (iii) Both entities are joint ventures of the same third party. (iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity. (v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. (vi) The entity is controlled or jointly controlled by a person identified in (a). (vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity). (viii) The entity, or any member of a Group of which it is a part, provides key management personnel services to the Group or to the group’s parent. Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

69 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 3 TURNOVER AND SEGMENT INFORMATION Turnover The Group is principally engaged in the provision of multimedia business, including but not limited to the online shopping mall operation, offer of free TV programming through OTT platform, multimedia and drama production, contents distribution and other related services (“Multimedia Business”). Sixteen months Year ended ended 31 December 31 December 2015 2014 HK$’000 HK$’000 Direct merchandise sales 25,349 384 Income from concessionaire sales and other service income 11,055 1,107 Licensing of programme rights and net advertising income 76,111 20,612 Artiste management services 295 924 112,810 23,027 Segment information In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resources allocation and performance assessment, the Group has only identified one business segment i.e. Multimedia Business. In addition, the majority of the Group’s operations are conducted in Hong Kong and majority of the assets are located in Hong Kong. Accordingly, no operating or geographical segment information is presented. 4 PROGRAMME COSTS Programme costs mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights, advertising and content production.

70 Notes to the Supermarket Fashion & Beauty Home & Family Financial Statements (Expressed in Hong Kong dollars) 5 LOSS BEFORE TAXATION Loss before taxation is arrived at after charging/crediting the following: (a) Other operating expenses Sixteen months Year ended ended 31 December 31 December 2015 2014 HK$’000 HK$’000 Depreciation 40,521 37,773 Less: Depreciation capitalised as programme costs – (3,403) 40,521 34,370 Advertising and marketing expenses 43,463 10,070 Auditor’s remuneration 2,395 2,395 Operating lease charges in respect of land and buildings 13,051 13,353 (Gain)/loss on disposal of property, plant and equipment (19) 208 Write-down of inventories 339 –Impairment for available-for-sale securities (note 18) 7,020 –Talent costs (note 5(d)) 136,471 146,502 Amortisation of intangible assets (note 15) 32,851 40,067 Write off of artiste prepayments 4,636 28,328 (Reversal of provision)/provision for committed artiste payments (3,841) 6,003 Others 52,929 62,503 329,816 343,799

71 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 5 LOSS BEFORE TAXATION (continued) Loss before taxation is arrived at after charging/crediting the following: (continued) (b) Other income, net Sixteen months Year ended ended 31 December 31 December 2015 2014 HK$’000 HK$’000 Bank interest income 15,020 23,017 Dividend income from available-for-sale equity securities 1,667 1,825 Interest income from available-for-sale debt securities 80,520 120,353 Gain on disposal of available-for-sale securities 2,079 4,946 Rentals from investment properties 11,428 15,306 Net exchange loss (43,776) (18,425) Others 599 587 67,537 147,609 (c) Finance costs, net Sixteen months Year ended ended 31 December 31 December 2015 2014 HK$’000 HK$’000 Interest on bank loans 2,974 7,169 Change in fair value of derivative financial instrument – (5,181) Other borrowing costs – 5,598 Bank charges 260 178 Interest element of finance leases – 3 3,234 7,767

72

Notes to the Financial Statements

Supermarket | Fashion & Beauty | Home & Family

(Expressed in Hong Kong dollars)

5 LOSS BEFORE TAXATION (continued)

Loss before taxation is arrived at after charging/crediting the following: (continued)

(d) Talent costs

	Year ended 31 December 2015 HK$'000	Sixteen months ended 31 December 2014 HK$'000
Wages and salaries	**137,125**	200,103
Retirement benefit costs – defined contribution plans (note 11)	**6,011**	9,004
	143,136	209,107
Less: Talent costs capitalised as programme costs	**–**	(62,605)
Talent costs charged to programme costs	**(6,665)**	–
Talent costs included in other operating expenses	**136,471**	146,502

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

6 IMPAIRMENT LOSSES/WRITE OFF OF ASSETS

The Group's Multimedia Business comprised of cash generating units ("CGU"), namely "Media", which operates the multimedia and drama production and contents distribution business, and "E-commerce", which operates the online shopping business of the Group.

The Group recognised impairment loss on property, plant and equipment, intangible assets, programme costs and certain other assets with an aggregated amount of HK$327,810,000 in relation to the Media CGU during the year ended 31 December 2015 (Sixteen months ended 31 December 2014: HK$32,000,000). The impairment loss recognised on property, plant and equipment, intangible assets, programme costs and certain other assets were HK$60,331,000, HK$232,937,000, HK$32,489,000 and HK$2,053,000 respectively.

As at 31 December 2015, the Group has identified indications of impairment of its Media CGU assets, primarily as a result of the uncertainty in the regulatory and technical feasibility in the provision of mobile television services. The Group assessed the recoverable amounts of these assets and as a result the carrying amount of the assets was written down to their recoverable amount of HK$213,267,000. The recoverable amounts of these assets were assessed based on their estimated fair value less costs of disposal, using market comparison approach mainly by reference to quoted selling price of similar assets, acquisition costs and estimated replacement cost of these assets and the availability of active market of relevant or similar assets. The fair value on which the recoverable amount is based on is categorized as a level 3 measurement.

73 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 7 INCOME TAX EXPENSE The provision for Hong Kong Profits Tax for the year is calculated at 16.5% (16.5% for the sixteen months ended 31 December 2014) of the estimated assessable profits for the year. The amount of income tax expense in the consolidated income statement represents: Sixteen months Year ended ended 31 December 31 December 2015 2014 HK$’000 HK$’000 Current taxation Hong Kong – Over-provision in respect of prior year – 394 Deferred taxation Origination and reversal of temporary differences (note 24) (93) (599) (93) (205) The Group’s income tax expense differs from the theoretical amount that would arise using the loss before taxation at applicable tax rates as follows: Sixteen months Year ended ended 31 December 31 December 2015 2014 HK$’000 HK$’000 Loss before taxation (812,466) (236,797) Notional tax on loss before taxation, calculated at the prevailing tax rates applicable to profit in the jurisdiction concerned 134,057 39,072 Effect of non-taxable income 16,292 21,577 Effect of non-deductible expenses (68,285) (8,705) Effect of unused tax losses not recognised (83,490) (53,200) Over-provision in respect of prior year – 394 Others 1,333 657 Income tax expense (93) (205)

74 Notes to the Supermarket Fashion & Beauty Home & Family Financial Statements (Expressed in Hong Kong dollars) 8 DIVIDEND The Board of Directors has resolved not to declare any final dividend for the year ended 31 December 2015 (Sixteen months ended 31 December 2014: Nil). 9 OTHER COMPREHENSIVE INCOME (a) Tax effects relating to each component of other comprehensive income Year ended Sixteen months ended 31 December 2015 31 December 2014 Before-tax Tax Net-of-tax Before-tax Tax Net-of-tax amount expense amount amount expense amount HK$’000 HK$’000 HK$’000 HK$’000 HK$’000 HK$’000 Exchange difference on translation of financial statements of an overseas subsidiary (2) – (2) 1 – 1 Available-for-sale securities: net movement in fair value reserve (3,983) – (3,983) 41,540 – 41,540 Other comprehensive income (3,985) – (3,985) 41,541 – 41,541 (b) Components of other comprehensive income, including reclassification adjustments Sixteen months Year ended ended 31 December 31 December 2015 2014 HK$’000 HK$’000 Available-for-sale securities: net movement in fair value reserve Changes in fair value recognised during the year/period (8,924) 46,486 Reclassified to profit or loss upon disposal (2,079) (4,946) Impairment loss charged to profit or loss 7,020 – (3,983) 41,540

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10 LOSS PER SHARE

	Year ended 31 December 2015 HK$'000	Sixteen months ended 31 December 2014 HK$'000
Loss attributable to equity shareholders	**(812,559)**	(237,002)

The calculation of basic loss per share for the year ended 31 December 2015 and sixteen months ended 31 December 2014 are based on the loss for the respective year/period and the weighted average of 809,017,000 ordinary shares in issue.

The diluted loss per share for the year ended 31 December 2015 and sixteen months ended 31 December 2014 are the same as the basic loss per share as no potential ordinary share were outstanding during the respective year/period.

11 RETIREMENT BENEFIT COSTS

The Group contributes to an Occupational Retirement Scheme (the "ORSO Scheme"), a defined contribution retirement scheme, which is available to some of its Talents in Hong Kong. Under the ORSO Scheme, the Talents are required to contribute 5% of their monthly salaries, while the Group's contributions are calculated at 10% and 5% of the monthly salaries of senior management Talents and all other Talents respectively. The Talents are entitled to 100% of the employer's contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years' service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those Talents who leave the ORSO Scheme prior to vesting fully in the Group's contributions.

A mandatory provident fund scheme (the "MPF Scheme") has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000 and the prevailing Talents of the Group in Hong Kong could elect to join the MPF Scheme, while all new Talents joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the Talents are required to contribute 5% of each individual's relevant income with a maximum amount of HK$1,250 per month before 1 June 2014, and commenced from 1 June 2014, the maximum amount has been increased to HK$1,500, as a mandatory contribution. Employer's mandatory contributions are 100% vested in the Talents as soon as they are paid to the MPF Scheme. Senior Talents may also elect to join a Mutual Voluntary Plan (the "Mutual Plan") in which both the Group and the Talent, on top of the MPF Scheme mandatory contributions, make a voluntary contribution to the extent of contributions that would have been made under the ORSO Scheme.

The aggregate employer's contributions, net of forfeited contributions (if any), which have been dealt with in the consolidated income statement during the year/period are as follows:

	Year ended 31 December 2015 HK$'000	Sixteen months ended 31 December 2014 HK$'000
Gross contributions	**6,011**	9,004

At 31 December 2015, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme (Sixteen months ended 31 December 2014: Nil).

76

Notes to the Financial Statements

Supermarket | Fashion & Beauty | Home & Family

(Expressed in Hong Kong dollars)

12 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) Directors' remuneration

Directors' emoluments disclosed pursuant to section 383(1) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation is as follows:

For the year ended 31 December 2015:

Name of director	Fee HK$'000	Salary HK$'000	Discretionary bonuses HK$'000	Employer's contribution to defined contribution scheme HK$'000	Total HK$'000
Wong Wai Kay, Ricky	–	4,320	–	427	4,747
Cheung Chi Kin, Paul	–	4,320	–	427	4,747
To Wai Bing	–	1,924	–	191	2,115
Wong Nga Lai, Alice	–	1,939	–	191	2,130
Lee Hon Ying, John	223	–	–	–	223
Peh Jefferson Tun Lu	209	–	–	–	209
Mak Wing Sum, Alvin	209	–	–	–	209
Total	641	12,503	–	1,236	14,380

For the sixteen months ended 31 December 2014:

Name of director	Fee HK$'000	Salary HK$'000	Discretionary bonuses HK$'000	Employer's contribution to defined contribution scheme HK$'000	Total HK$'000
Wong Wai Kay, Ricky	–	8,941	559	893	10,393
Cheung Chi Kin, Paul	–	8,941	559	893	10,393
To Wai Bing	–	3,010	188	301	3,499
Wong Nga Lai, Alice	–	3,010	188	300	3,498
Cheng Mo Chi, Moses (note a)	202	–	–	–	202
Lee Hon Ying, John	297	–	–	–	297
Peh Jefferson Tun Lu	278	–	–	–	278
Mak Wing Sum, Alvin (note b)	278	–	–	–	278
Total	1,055	23,902	1,494	2,387	28,838

Notes:

(a) Dr. Cheng Mo Chi, Moses resigned as the Non-executive Director with effect from 31 August 2014.

(b) Mr. Mak Wing Sum, Alvin was appointed as Independent Non-executive Director with effect from 1 September 2013.

No director waived any emoluments in respect of the year ended 31 December 2015 and sixteen months ended 31 December 2014.

77 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 12 DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (continued) (b) Five highest paid individuals The five individuals whose emoluments were the highest in the Group for the year include four (Sixteen months ended 31 December 2014: four) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one individual are as follows: Sixteen months Year ended ended 31 December 31 December 2015 2014 HK$’000 HK$’000 Basis salaries, other allowances and benefits in kind 1,134 1,370 Discretionary bonuses 96 118 Retirement benefit costs – defined contribution plans 113 65 1,343 1,553 13 EQUITY SETTLED SHARE-BASED TRANSACTIONS The Company operates a share option scheme (the “2012 Share Option Scheme”) which was adopted by shareholders of the Company on 31 December 2012 whereby the directors may, at their discretion, invite eligible participants to receive options to subscribe for shares subject to the terms and conditions stipulated therein. Under the 2012 Share Option Scheme, the Company may grant options to Talents (including executive, non-executive and independent non-executive directors), suppliers and professional advisers to subscribe for shares of the Company. The maximum number of options authorised under the 2012 Share Option Scheme may not, when aggregated with any shares subject to any other executive and talent share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of the option is determined by the Company’s board of directors at a price not less than the higher of (a) the average closing price of the Company’s shares for five trading days preceding the grant date; and (b) the closing price of the Company’s shares on the date of grant. The 2012 Share Option Scheme is valid and effective for a ten year period up to 30 December 2022 subject to earlier termination by the Company by resolution in general meeting or by the board of directors. The period during which the option may be exercised will be determined by the board of directors at its discretion, save that no option may be exercised after more than ten years from the date of grant. During the year ended 31 December 2015, no share options have been granted under the 2012 Share Option Scheme by the Company. As at 31 December 2015 and 31 December 2014, there were no options outstanding.

78

Notes to the Financial Statements

Supermarket | Fashion & Beauty | Home & Family

(Expressed in Hong Kong dollars)

14 PROPERTY, PLANT AND EQUIPMENT

	Construction in progress HK$'000	Investment properties HK$'000	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and fittings HK$'000	Network, computer and office equipment HK$'000	Motor vehicles HK$'000	Broadcasting and production equipment HK$'000	Total HK$'000
Cost and valuation:									
At 1 January 2015	144,720	228,900	57,866	22,033	3,305	74,467	10,243	82,771	624,305
Additions	77,616	-	-	2,976	644	7,269	9,697	1,000	99,202
Disposals	-	-	-	(8,438)	(33)	(10)	(254)	(130)	(8,865)
Fair value adjustment	-	11,900	-	-	-	-	-	-	11,900
At 31 December 2015	222,336	240,800	57,866	16,571	3,916	81,726	19,686	83,641	726,542
Representing:									
Cost	222,336	-	57,866	16,571	3,916	81,726	19,686	83,641	485,742
Valuation	-	240,800	-	-	-	-	-	-	240,800
	222,336	240,800	57,866	16,571	3,916	81,726	19,686	83,641	726,542
Accumulated depreciation and impairment losses:									
At 1 January 2015	487	-	3,840	13,808	2,113	22,338	3,515	28,045	74,146
Charge for the year		-	1,662	2,108	687	19,102	2,278	14,684	40,521
Impairment losses	43,000	-	-	-	-	10,736	-	6,595	60,331
Disposals	-	-	-	(8,407)	(23)	(6)	(254)	(101)	(8,791)
At 31 December 2015	43,487	-	5,502	7,509	2,777	52,170	5,539	49,223	166,207
Net book value:									
At 31 December 2015	178,849	240,800	52,364	9,062	1,139	29,556	14,147	34,418	560,335

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14 PROPERTY, PLANT AND EQUIPMENT (continued)

	Construction in progress HK$'000	Investment properties HK$'000	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and fittings HK$'000	Network, computer and office equipment HK$'000	Motor vehicles HK$'000	Broadcasting and production equipment HK$'000	Total HK$'000
Cost and valuation:									
At 1 September 2013	150,210	234,200	57,866	20,051	2,739	30,851	6,950	64,302	567,169
Additions	12,488	–	–	1,982	569	30,016	5,187	18,475	68,717
Acquisition of a subsidiary	–	–	–	–	–	13,645	–	–	13,645
Disposals	–	(9,200)	–	–	(3)	(45)	(1,894)	(6)	(11,148)
Write off	(17,978)	–	–	–	–	–	–	–	(17,978)
Fair value adjustment	–	3,900	–	–	–	–	–	–	3,900
At 31 December 2014	144,720	228,900	57,866	22,033	3,305	74,467	10,243	82,771	624,305
Representing:									
Cost	144,720	–	57,866	22,033	3,305	74,467	10,243	82,771	395,405
Valuation	–	228,900	–	–	–	–	–	–	228,900
	144,720	228,900	57,866	22,033	3,305	74,467	10,243	82,771	624,305
Accumulated depreciation and impairment losses:									
At 1 September 2013	–	–	1,319	9,947	1,408	9,486	2,260	11,472	35,892
Charge for the period	–	–	2,521	3,861	708	12,737	2,163	15,783	37,773
Impairment losses	487	–	–	–	–	138	–	796	1,421
Disposals	–	–	–	–	(3)	(23)	(908)	(6)	(940)
At 31 December 2014	487	–	3,840	13,808	2,113	22,338	3,515	28,045	74,146
Net book value:									
At 31 December 2014	144,233	228,900	54,026	8,225	1,192	52,129	6,728	54,726	550,159

80 Notes to the Supermarket Fashion & Beauty Home & Family Financial Statements (Expressed in Hong Kong dollars) 14 PROPERTY, PLANT AND EQUIPMENT (continued) (a) Fair value measurement of investment properties (i) Fair value hierarchy The following table presents the fair value of the Group’s investment properties measured at statement of financial position date on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS/HKFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows: • Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date • Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available • Level 3 valuations: Fair value measured using significant unobservable inputs Fair value measurements categorised into Fair value Level 1 Level 2 Level 3 HK$’000 HK$’000 HK$’000 HK$’000 Recurring fair value measurements Investment properties: – 31 December 2015 240,800 – 240,800 – – 31 December 2014 228,900 – 228,900 – During the year ended 31 December 2015, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the statement of financial position date in which they occur. All of the Group’s investment properties were revalued as at 31 December 2015. The valuations were carried out by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued. Management has discussion with the surveyors on the valuation assumptions and valuation results when the valuation is performed at each annual reporting date. (ii) Valuation techniques and inputs used in Level 2 fair value measurements The fair value of investment properties located in Hong Kong is determined using direct comparison approach by reference to recent sales price of comparable properties. Fair value adjustment of investment properties is recognised in the line item “valuation gains on investment properties” on the face of the consolidated income statement.

81 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 14 PROPERTY, PLANT AND EQUIPMENT (continued) (b) The Group’s total future aggregate lease income receivable under non-cancellable operating lease are as follows: 31 December 31 December 2015 2014 HK$’000 HK$’000 Leases in respect of investment properties which are receivable: Within 1 year 11,428 11,428 After 1 year but within 5 years 4,761 16,189 16,189 27,617 The Group leases out investment properties under operating leases. The leases typically run for an initial period of 5 years, with an option to renew the lease after that date at which time all terms are negotiated. None of the leases includes contingent rentals. All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property. (c) During the sixteen months ended 31 December 2014, the Group disposed of an investment property with carrying value of HK$9,200,000. Proceed from the disposal of investment property was HK$9,200,000 with the relevant revaluation reserve of HK$5,397,000 realised and transferred to retained profits. (d) The net book value of interests in construction in progress, leasehold land and buildings and investment properties situated in Hong Kong are analysed as follows: 31 December 31 December 2015 2014 HK$’000 HK$’000 Medium term lease 472,013 427,159 Representing: Construction in progress carried at cost less impairment loss 178,849 144,233 Leasehold land and buildings carried at cost less accumulated depreciation 52,364 54,026 Investment properties stated at fair value 240,800 228,900 472,013 427,159 (e) The cost of construction in progress comprises premium paid for the land registered in Hong Kong with a lease term of about 36 years and expenditure incurred on the development of buildings not yet completed at the year end.

82 Notes to the Supermarket Fashion & Beauty Home & Family Financial Statements (Expressed in Hong Kong dollars) 14 PROPERTY, PLANT AND EQUIPMENT (continued) (f) Further particulars of the Group’s leasehold land and properties interest at 31 December 2015 are as follows: Attributable interest of the Location Use Lease term Group 12/F,14/F-15/F and Roof on 17/F, Leasing for rental income Medium term lease 100% Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories 13/F and 16/F, Trans Asia Centre, No. Self-use Medium term lease 100% 18 Kin Hong Street, Kwai Chung, New Territories The whole of 14/F and Lorry Parking Space No. Leasing for rental income Medium term lease 100% L13 on 1/F, Mita Centre, Nos.552-566 Castle Peak Road, Kwai Chung, New Territories The remaining portion of section S of Tseung Self-use Medium term lease 100% Kwan O Town Lot No. 39, Tseung Kwan O, Sai Kung, New Territories

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15 INTANGIBLE ASSETS

	Mobile television broadcast spectrum HK$'000	IRU of the tele-communications capacity HK$'000	Right to use of tele-communications services HK$'000	Total HK$'000
Cost:				
1 January 2015 and 31 December 2015	**146,591**	**226,700**	**90,243**	**463,534**
Accumulated amortisation and impairment losses:				
1 January 2015	**15,151**	**32,683**	**24,502**	**72,336**
Amortisation for the year	**12,525**	**11,316**	**9,010**	**32,851**
Impairment losses/reclassification of impairment losses	**118,915**	**115,146**	**(1,124)**	**232,937**
31 December 2015	**146,591**	**159,145**	**32,388**	**338,124**
Net book value:				
31 December 2015	**–**	**67,555**	**57,855**	**125,410**

	Mobile television broadcast spectrum HK$'000	IRU of the tele-communications capacity HK$'000	Right to use of tele-communications services HK$'000	Total HK$'000
Cost:				
1 September 2013	–	226,700	90,243	316,943
Additions through acquisition of a subsidiary	146,591	–	–	146,591
31 December 2014	146,591	226,700	90,243	463,534
Accumulated amortisation and impairment losses:				
1 September 2013	–	14,240	11,337	25,577
Amortisation for the period	12,902	15,124	12,041	40,067
Impairment losses	2,249	3,319	1,124	6,692
31 December 2014	15,151	32,683	24,502	72,336
Net book value:				
31 December 2014	131,440	194,017	65,741	391,198

84

Notes to the Financial Statements

Supermarket Fashion & Beauty Home & Family

(Expressed in Hong Kong dollars)

15 INTANGIBLE ASSETS (continued)

Intangible assets included the indefeasible right of use in certain capacity of the telecommunications network of the former subsidiary for a term of 20 years, right to use of the telecommunications services from the former subsidiary for a term of 10 years, and an intangible asset relating to the spectrum with frequency at 678–686 MHz and microwave link at the frequency range of 7910–7920 MHz for the provision of broadcast-type mobile television services for a period of about 12 years.

16 INVESTMENTS IN SUBSIDIARIES

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise.

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$1	100
Best Intellect Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100
City Telecom (H.K.) Limited	Hong Kong	Inactive	Ordinary HK$2	100
Cosmo True Limited	British Virgin Islands	Property investment in Hong Kong	Ordinary US$1	* 100
Excel Billion Profits Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100
HKTV Japan Company Limited	Japan	Provision of trading service in Japan	Ordinary JPY10,000	100
Hong Kong Broadband Digital TV Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Hong Kong Broadband Television Company Limited	Hong Kong	Inactive	Ordinary HK$2	100
Hong Kong Media Production Company Limited	Hong Kong	Provision of multimedia production and distribution services in Hong Kong	Ordinary HK$10,000	100
Hong Kong Mobile Television Network Limited	Hong Kong	Provision of mobile television service in Hong Kong	Ordinary HK$2	100
Hong Kong Mobile Television (Leasing) Limited	Hong Kong	Inactive	Ordinary HK$1	100

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HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015

16 INVESTMENTS IN SUBSIDIARIES (continued)

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise. (continued)

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
Hong Kong Music Network Limited	Hong Kong	Producing, publishing and licensing of musical works in Hong Kong	Ordinary HK$1	100
Hong Kong TV Shopping Network Limited	Hong Kong	E-commerce business and TV programming through OTT platform in Hong Kong	Ordinary HK$1	100
Leader Artiste Management Company Limited	Hong Kong	Provision of management and agency services to artistes in Hong Kong	Ordinary HK$100	100
Multi Talent Enterprise Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100
Talent Ascent Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100

* Shares held directly by the Company.

17 INVENTORIES

The inventories are mainly merchandise purchased for the Group's E-commerce business.

18 OTHER FINANCIAL ASSETS

	31 December 2015 HK$'000	31 December 2014 HK$'000
Available-for-sale debt securities		
– Maturity dates within 1 year	**226,709**	293,943
– Maturity dates over 1 year	**1,180,408**	1,450,267
	1,407,117	1,744,210
Available-for-sale equity securities		
– Listed	**27,525**	29,090
– Unlisted	**11,110**	11,063
	38,635	40,153
	1,445,752	1,784,363

The available-for-sale securities were carried at fair value as at 31 December 2015 and 31 December 2014.

86 Notes to the Supermarket Fashion & Beauty Home & Family Financial Statements (Expressed in Hong Kong dollars) 18 OTHER FINANCIAL ASSETS (continued) 31 December 31 December 2015 2014 HK$’000 HK$’000 Fair value of individually impaired financial assets – Available-for-sale debt securities 5,348 – – Available-for-sale equity securities 2,680 – At 31 December 2015, certain available-for-sale debt and equity securities were individually determined to be impaired on the basis of a material decline in their fair value below cost, which indicated that the cost of the Group’s investments in them may not be recovered. Impairment losses of HK$7,020,000 (Sixteen months ended 31 December 2014: Nil) on these investments were recognised in profit or loss in accordance with the policy set out in note 2(k)(i). 19 ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS 31 December 31 December 2015 2014 HK$’000 HK$’000 Accounts receivable 29,731 7,788 Less: Allowance for doubtful debts – (100) 29,731 7,688 Other receivables, deposits and prepayments 36,048 40,752 65,779 48,440 (a) Aging analysis The aging analysis of accounts receivable, before recognition of impairment losses, is as follows: 31 December 31 December 2015 2014 HK$’000 HK$’000 Current–30 days 2,493 7,036 31–60 days 14 460 61–90 days 252 12 Over 90 days 26,972 280 29,731 7,788 The majority of the Group’s accounts receivable are due within 30 days from the date of billing. Customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

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19 ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS (continued)

(b) Impairment of accounts receivable

Impairment losses in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly (see note 2(k)(i)).

The movement in the allowance for doubtful debts during the year/period is as follows:

	31 December 2015 HK$'000	31 December 2014 HK$'000
Balance as at the beginning of the year/period	**100**	100
Uncollectible amounts written off	**(100)**	–
Balance as at the end of the year/period	**–**	100

(c) Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	31 December 2015 HK$'000	31 December 2014 HK$'000
Neither past due nor impaired	**2,493**	7,036
1–30 days past due but not impaired	**14**	460
31–60 days past due but not impaired	**252**	12
Over 60 days past due but not impaired	**26,972**	180
	29,731	7,688

Accounts receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

Other accounts receivable that were past due but not impaired relate to independent customers that have a good track record of payment or a reputable corporate with sound financial conditions. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold collateral over these balances.

(d) Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of rental deposit, interest receivable, prepayment and other receivables. All of the other receivables, except rental deposits and others amounting to HK$3,217,000 (31 December 2014: HK$1,775,000), are expected to be recovered within one year.

88 Notes to the Supermarket Fashion & Beauty Home & Family Financial Statements (Expressed in Hong Kong dollars) 20 CASH AT BANK AND IN HAND 31 December 31 December 2015 2014 HK$’000 HK$’000 Time deposits with banks within three months of original maturity 90,136 727,226 Cash at bank and in hand 84,672 91,960 Cash at bank and in hand in the consolidated statement of financial position 174,808 819,186 21 ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED CHARGES 31 December 31 December 2015 2014 HK$’000 HK$’000 Accounts payable 12,995 4,504 Other payables and accrued charges 92,652 73,876 105,647 78,380 (a) The aging analysis of the accounts payable is as follows: 31 December 31 December 2015 2014 HK$’000 HK$’000 Current–30 days 9,181 2,155 31–60 days 669 85 61–90 days 581 67 Over 90 days 2,564 2,197 12,995 4,504 (b) Other payables and accrued charges Other payables primarily consist of accrual for Talent salaries and bonus, deferred revenue for unearned e-commerce income, payable for purchase of property, plant and equipment and advertising and promotional expenses.

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22 BANK LOANS

The bank loans were repayable as follows:

	31 December 2015 HK$'000	31 December 2014 HK$'000
Within 1 year	**71,793**	802,165

At 31 December 2015, the uncommitted banking facilities of the Group amounted to HK$1,185,856,000 (31 December 2014: HK$2,311,010,000). The facilities were utilised to the extent of bank loans of HK$71,793,000 (31 December 2014: HK$802,165,000).

All of the Group's banking facilities are subject to the fulfilment of covenants as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group's management of liquidity risk are set out in note 26(b). As at 31 December 2015 and 2014, none of the covenants relating to drawn down facilities had been breached.

At 31 December 2015, the bank loans of HK$71,793,000 bore fixed interest rate of approximately 0.9% per annum (31 December 2014: 0.6% to 0.8%). At 31 December 2015 and 2014, all bank loans were secured by certain of the Group's available-for-sale securities with an equivalent amount to the bank loans.

23 CAPITAL AND RESERVES

(a) Movements in components of equity

The reconciliation between the opening and closing balances of each component of the Group's consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company's individual components of equity between the beginning and the end of the year/period are set out below:

The Company

	Share capital HK$'000	Fair value reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2015	**1,268,914**	**(29,569)**	**2,193,073**	**3,432,418**
Loss attributable to equity shareholders	–	–	(746,392)	(746,392)
Other comprehensive income	–	(3,983)	–	(3,983)
Total comprehensive income for the year	–	(3,983)	(746,392)	(750,375)
At 31 December 2015	**1,268,914**	**(33,552)**	**1,446,681**	**2,682,043**

90

Notes to the Financial Statements

Supermarket | Fashion & Beauty | Home & Family

(Expressed in Hong Kong dollars)

23 CAPITAL AND RESERVES (continued)

(a) Movements in components of equity (continued)

The Company (continued)

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Fair value reserve HK$'000	Revaluation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 September 2013	80,902	1,188,005	7	(71,109)	5,397	2,181,174	3,384,376
Profits attributable to equity shareholders	–	–	–	–	–	6,502	6,502
Other comprehensive income	–	–	–	41,540	–	–	41,540
Total comprehensive income for the period	–	–	–	41,540	–	6,502	48,042
Transition to no-par value regime on 3 March 2014	1,188,012	(1,188,005)	(7)	–	–	–	–
Revaluation reserve realised upon disposal of an investment property	–	–	–	–	(5,397)	5,397	–
At 31 December 2014	1,268,914	–	–	(29,569)	–	2,193,073	3,432,418

(b) Share capital

	31 December 2015 No. of shares	31 December 2015 Amount HK$'000	31 December 2014 No. of shares	31 December 2014 Amount HK$'000
Issued and fully paid:				
Ordinary shares				
At the beginning of the year/period	**809,016,643**	**1,268,914**	809,016,643	80,902
Transition to no-par value regime on 3 March 2014 (note)	**–**	**–**	–	1,188,012
At the end of the year/period	**809,016,643**	**1,268,914**	809,016,643	1,268,914

Note: The transition to the no-par value regime under the Hong Kong Companies Ordinance occurred automatically on 3 March 2014. On that date, the share premium account and any capital redemption reserve were subsumed into share capital in accordance with section 37 of Schedule 11 to the Ordinance. These changes did not impact on the number of shares in issue or the relative entitlement of any of the members. Since that date, all changes in share capital have been made in accordance with the requirements of Parts 4 and 5 of the Ordinance.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(c) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations outside Hong Kong. The reserve is dealt with in accordance with the accounting policies set out in note 2(e)(ii).

91 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 23 CAPITAL AND RESERVES (continued) (d) Fair value reserve The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the statement of financial position date and is dealt with in accordance with the accounting policies in notes 2(f) and 2(k)(i). (e) Capital management The Group’s primary objectives when managing capital are to maintain a reasonable capital structure, safeguard the Group’s ability to continue as a going concern, and to provide returns for shareholders. The Group manages the amount of capital in proportion to risk, and makes adjustments to its capital structure through the amount of dividend payment to shareholders, issuance of scrip and new shares, and managing its debt portfolio in conjunction with cash flow requirements, taking into account its future financial obligations and commitments. The Group monitors its capital structure by reviewing its net debt to net asset gearing ratio. For this purpose, the Group defines net debt as total borrowing less cash at bank and in hand. The net debt to net asset gearing ratio as at 31 December 2015 and 2014 are as follows: 31 December 31 December 2015 2014 HK$’000 HK$’000 Bank loans (71,793) (802,165) Less: Cash at bank and in hand 174,808 819,186 Net cash 103,015 17,021 Net assets 2,238,617 3,055,161 Net debt to net asset gearing ratio N/A N/A Neither the Company nor any of its subsidiaries are currently subject to externally imposed capital requirements.

92 Notes to the Supermarket Fashion & Beauty Home & Family Financial Statements (Expressed in Hong Kong dollars) 24 DEFERRED TAXATION (a) Deferred tax assets and liabilities recognised (i) The components of deferred tax (liabilities)/assets recognised in the consolidated statement of financial position and the movement during the year/period are as follows: Depreciation allowances in excess of the related Tax losses Deferred tax arising from: depreciation carried forward Total HK$’000 HK$’000 HK$’000 At 1 September 2013 (15,952) 15,725 (227) (Charged)/credited to consolidated income statement (9,670) 9,071 (599) At 31 December 2014 (25,622) 24,796 (826) At 1 January 2015 (25,622) 24,796 (826) Credited/(charged) to consolidated income statement 6,739 (6,832) (93) At 31 December 2015 (18,883) 17,964 (919) (ii) Reconciliation to the consolidated statement of financial position 31 December 31 December 2015 2014 HK$’000 HK$’000 Net deferred tax liabilities recognised in the consolidated statement of financial position (919) (826) (b) Deferred tax assets not recognised As at 31 December 2015, the Group did not recognise deferred tax assets in respect of unused tax losses of HK$1,072,006,000 (31 December 2014: HK$566,004,000) as it was not probable that future taxable profits against which the losses could be utilised would be available in the relevant tax jurisdictions. The tax losses do not expire under the current tax legislation.

93 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 25 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT Reconciliation of loss before taxation to net cash outflow from operations Sixteen Year ended months ended 31 December 31 December 2015 2014 HK$’000 HK$’000 Loss before taxation (812,466) (236,797) Depreciation of property, plant and equipment 40,521 37,773 Depreciation capitalised as programme costs – (3,403) Amortisation of programme cost 310,931 26,626 Bank interest income (15,020) (23,017) Interest income from available-for-sale debt securities (80,520) (120,353) Dividend income from available-for-sale equity securities (1,667) (1,825) Gain on disposal of available-for-sale securities (2,079) (4,946) Interest element of finance lease – 3 (Gain)/loss on disposal of property, plant and equipment (19) 208 Valuation gains on investment properties (11,900) (3,900) Amortisation of intangible assets 32,851 40,067 Change in fair value of derivative financial instrument – (5,181) Other borrowing costs – 5,598 Interest expenses on bank loans 2,974 7,169 Impairment for available-for-sale securities 7,020 –Write-down of inventories 339 –Impairment losses/write off of assets 327,810 32,000 Exchange loss 34,410 18,311 Net cash outflow before working capital changes (166,815) (231,667) Increase in long term receivable and prepayment (87) (152) (Increase)/decrease in accounts receivable, other receivables, deposits and prepayments (24,824) 443 Increase in inventories (14,973) (361) Decrease/(increase) in programme costs 668 (83,439) (Decrease)/increase in accounts payable, other payables, accrued charges and deposits received (12,420) 24,110 Net cash outflow from operating activities (218,451) (291,066)

94 Notes to the Supermarket Fashion & Beauty Home & Family Financial Statements (Expressed in Hong Kong dollars) 26 FINANCIAL INSTRUMENTS Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below. (a) Credit risk The Group’s credit risk is mainly arose from trade and other receivables, cash at bank and available-for-sale debt securities. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis. In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay and its financial condition. These receivables are due generally within 30 days from the date of billing. Customers with receivables that are more than 3 months overdue are requested to settle all outstanding balance before any further credit is granted. The Group generally does not obtain collateral from customers. The Group’s exposure to credit risk arising from accounts receivable is influenced mainly by individual characteristics of each customer and further quantitative disclosures are set out in note 19. The credit risk on trade receivables is not considered significant given majority credit sales were attributable to reputable corporations. Available-for-sale debt securities and bank deposits are invested or placed with counterparties and financial institutions with sound credit quality. To mitigate the risk of non-recovery of investments in available-for-sale debt securities and their related concentration risk, the Group maintains portfolio which comprises mainly of investment grade products, constituents of defined world indices and instruments issued by state owned or controlled enterprises. The Group closely monitors the credit quality and financial positions of counterparties and consider appropriate action if the market value of the securities decline by a pre-determined threshold. As at 31 December 2015, there was no significant concentration risk, as the portfolio of the Group’s available-for-sale debt securities was diversified and comprised of a number of counterparties and no individual counterparty accounted for more than 10% of the portfolio. All deposits were placed with financial institutions with credit rating of investment grade. The maximum exposure to credit risk is represented by the carrying amount of each financial asset after deducting any impairment allowance, in the statement of financial position. At 31 December 2015, the Group does not provide any financial guarantees which expose the Group to credit risk. (b) Liquidity risk The Group has a cash management policy, which includes investment of cash surpluses and the raising of loans and other borrowings to cover expected cash demands. The Group’s policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient free cash and readily realisable marketable securities and credit facilities from major financial institutions to meet its liquidity requirements in the short and long term. The Group determines that there is no significant liquidity risk in view of our adequate funds and unutilised banking facilities. The following table details the remaining contractual maturities at the statement of financial position date of the Group’s financial liabilities, which are based on undiscounted cash flows (including interest) and the earliest date the Group can be required to pay.

95

Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015

26 FINANCIAL INSTRUMENTS (continued)

(b) Liquidity risk (continued)

	31 December 2015			31 December 2014		
	Carrying amount HK$'000	Total contractual undiscounted cash flow HK$'000	Within 1 year or on demand HK$'000	Carrying amount HK$'000	Total contractual undiscounted cash flow HK$'000	Within 1 year or on demand HK$'000
Current liabilities						
Bank loans	**71,793**	**71,805**	**71,805**	802,165	802,640	802,640
Accounts payable	**12,995**	**12,995**	**12,995**	4,504	4,504	4,504
Other payables and accrued charges	**92,652**	**92,652**	**92,652**	73,876	73,876	73,876
Deposits received	**1,905**	**1,905**	**1,905**	1,905	1,905	1,905
	179,345	**179,357**	**179,357**	882,450	882,925	882,925

(c) Interest rate risk

Interest rate risk arose principally from available-for-sale debt securities and bank loans. Financial instruments with fixed and variable interest rates expose the Group to fair value and cash flow interest rate risk respectively due to fluctuations of market interest rates. The Group actively manages available-for-sale debt securities and bank loans by comparing investment yields and quotations from the market, with a view to select terms which are most favorable to the Group.

Interest-bearing financial instruments of the Group were as follows:

	31 December 2015 HK$'000	31 December 2014 HK$'000
Fixed rate instruments		
– Other financial assets: available-for-sale debt securities	**1,407,117**	1,744,210
– Bank loans	**(71,793)**	(802,165)
	1,335,324	942,045

Fair value sensitivity analysis for fixed rate instruments

The Group accounts for the investment in debt securities as available-for-sale securities with any change in fair value recognised in other comprehensive income and accumulated in equity. With other variable held constant, a decrease or increase of 100 basis-points in interest rates at statement of financial position date would have increased or decreased equity by HK$29,248,000 (31 December 2014: HK$38,741,000).

The Group accounts for the bank loans at amortised cost, therefore a change in interest rates at statement of financial position date would not affect profit or loss and equity.

96

Notes to the Financial Statements

Supermarket | Fashion & Beauty | Home & Family

(Expressed in Hong Kong dollars)

26 FINANCIAL INSTRUMENTS (continued)

(d) Foreign currency risk

The Group is exposed to currency risk, mainly due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments in Renminbi available-for-sale securities and cash at bank. In order to limit this currency risk, the Group closely monitors Renminbi exposure to an acceptable difference by buying or selling Renminbi at spot rates where necessary.

The following table details the Group's exposure at the statement of financial position date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in HKD, translated using the spot rate at the statement of financial position date.

	Exposure to foreign currencies (expressed in HKD)			
	31 December 2015		31 December 2014	
	USD HK$'000	RMB HK$'000	USD HK$'000	RMB HK$'000
Cash at bank and in hand	**35,168**	**92,206**	263,928	514,928
Other financial assets:				
– Available-for-sale debt securities	**899,932**	**451,870**	1,166,767	523,183
– Available-for-sale equity securities	**11,110**	**–**	11,063	–
Bank loans	**(71,793)**	**–**	(802,165)	–
	874,417	**544,076**	639,593	1,038,111

Sensitivity analysis

The following table indicates the instantaneous change in the Group's loss for the year/period and other components of equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the statement of financial position date. In this respect, it is assumed that the pegged rate between the HKD and the USD would be materially unaffected by any changes in movement in value of the USD against other currencies. Other components of consolidated equity would not be affected by the changes in the foreign exchange rates.

	Increase/(decrease) in foreign exchange rate HK$'000	Decrease/(increase) in loss for the year/period HK$'000	Increase/(decrease) in other components of equity HK$'000
31 December 2015			
RMB	**2%**	**11,265**	**(383)**
	(2%)	**(11,265)**	**383**
31 December 2014			
RMB	2%	21,021	(259)
	(2%)	(21,021)	259

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those assets or liabilities denominated in foreign currency held by the Group which expose the Group to foreign currency risk at the statement of financial position date. The analysis is performed on the same basis as at 31 December 2014.

97 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 26 FINANCIAL INSTRUMENTS (continued) (e) Equity price risk The Group is exposed to equity price changes from available-for-sale equity securities. Available-for-sale equity securities portfolio have been chosen based on their long term growth potential and returns and are monitored regularly for performance against expectations. With other variable held constant, an increase or decrease of 10% in market value of the Group’s available-for-sale equity securities at statement of financial position date would have increased or decreased equity by HK$3,864,000 (31 December 2014: HK$4,015,000). Any increase or decrease in the market value of the Group’s available-for-sale equity securities would not affect the Group’s loss for the year unless they are impaired or disposed. (f) Fair values (i) Financial assets and liabilities carried at fair value The following table presents the fair value of the Group’s financial instruments measured at the statement of financial position date on a recurring basis, categorised into the three-level fair value hierarchy defined in IFRS/HKFRS 13, Fair value measurement. The level into which a fair value measurement is classified as determined with reference to the observability and significance of the inputs used in the valuation technique as follows: – Level 1 valuations: Fair values measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical financial assets or liabilities at the measurement date – Level 2 valuations: Fair values measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using unobservable inputs. Unobservable inputs are inputs for which market data are not available – Level 3 valuations: Fair values measured using significant unobservable inputs Level 1 Level 2 Level 3 Total HK$’000 HK$’000 HK$’000 HK$’000 31 December 2015 Assets – Available-for-sale debt securities – 1,407,117 – 1,407,117 – Available-for-sale equity securities 27,525 11,110 – 38,635 31 December 2014 Assets – Available-for-sale debt securities – 1,744,210 – 1,744,210 – Available-for-sale equity securities 29,090 11,063 – 40,153 During the year ended 31 December 2015, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the statement of financial position date in which they occur. Valuation techniques and inputs used in Level 2 fair value measurements The fair value of available-for-sale securities are based on quoted market prices for identical financial instruments at the statement of financial position date.

98 Notes to the Supermarket Fashion & Beauty Home & Family Financial Statements (Expressed in Hong Kong dollars) 26 FINANCIAL INSTRUMENTS (continued) (f) Fair values (continued) (ii) Fair value of financial instruments carried at other than fair value The carrying amounts of the Group’s financial instruments carried at cost or amortised cost are not materially different from their fair value as at 31 December 2015 and 2014. 27 COMMITMENTS (a) Capital commitments 31 December 31 December 2015 2014 HK$’000 HK$’000 Purchase of computer and office equipment Contracted but not provided for 19 5,038 Construction of Multimedia Production and Distribution Centre Contracted but not provided for 385,526 14,049 (b) Commitments under operating leases At 31 December 2015 and 2014, the Group has future aggregate minimum lease payments under non-cancellable operating leases as follows: 31 December 31 December 2015 2014 HK$’000 HK$’000 Within 1 year 10,445 3,585 After 1 year but within 5 years 6,102 2,391 16,547 5,976 The Group is the lessee in respect of a number of properties held under operating leases. The leases typically run for an initial period of 2 years. None of the leases includes contingent rental.

99 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 27 COMMITMENTS (continued) (c) Production cost commitments The Group entered into several long-term agreements with certain production-related Talents and artistes for future production in the Group’s Multimedia Business. Minimum amounts of production costs to be paid by the Group are analysed as follows: 31 December 31 December 2015 2014 HK$’000 HK$’000 Production costs Within 1 year 1,732 11,350 After 1 year but within 5 years 612 2,605 2,344 13,955 28 MATERIAL RELATED PARTY TRANSACTIONS In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions. Key management personnel remuneration Remuneration for key management personnel, including amounts paid to the Company’s Directors as disclosed in note 12(a) is as follows: Sixteen Year ended months ended 31 December 31 December 2015 2014 HK$’000 HK$’000 Short-term Talent benefits 13,144 26,451 Post-employment benefits 1,236 2,387 14,380 28,838

100 Notes to the Supermarket Fashion & Beauty Home & Family Financial Statements (Expressed in Hong Kong dollars) 29 COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION 31 December 31 December Note 2015 2014 HK$’000 HK$’000 Non-current assets Property, plant and equipment 2,489 12,697 Intangible assets 125,410 259,758 Investment in subsidiaries 1,042,912 1,597,906 Long term receivable and prepayment 66 63 Other financial assets 1,219,043 1,490,420 2,389,920 3,360,844 Current assets Other receivables, deposits and prepayments 23,722 26,549 Other current financial assets 226,709 293,943 Cash at bank and in hand 137,965 576,219 388,396 896,711 Current liabilities Other payables and accrued charges 22,002 22,138 Bank loans 71,793 802,165 Amounts due to subsidiaries 2,478 834 96,273 825,137 Net current assets 292,123 71,574 NET ASSETS 2,682,043 3,432,418 Capital and reserves 23 Share capital 1,268,914 1,268,914 Other reserves 1,413,129 2,163,504 TOTAL EQUITY 2,682,043 3,432,418 Approved and authorised for issue by the board of directors on 24 March 2016 Wong Wai Kay, Ricky Cheung Chi Kin, Paul Director Director

101 Hot Deals TV Programs HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015 30 ACQUISITION OF A SUBSIDIARY On 20 December 2013, the Group completed the acquisition of Hong Kong Mobile Television Network Limited (“HKMTV”, formerly known as China Mobile Hong Kong Corporation Limited) at an aggregate of cash consideration and related transaction costs of HK$157,539,000. This transaction has been accounted for as an acquisition of assets and the Group recorded intangible assets of HK$146,591,000, property, plant and equipment of HK$13,645,000 and other payables of HK$2,697,000, as at the date of acquisition. 31 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2015 Up to the date of issue of these financial statements, the IASB/HKICPA has issued a few amendments and new standards which are not yet effective for the year ended 31 December 2015 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group. Effective for accounting periods beginning on or after Annual Improvements to IFRSs/HKFRSs 2012–2014 Cycle 1 January 2016 Amendments to IAS/HKAS 1 Disclosure initiative 1 January 2016 Amendments to IAS/HKAS 16 Clarification of acceptable methods of depreciation and IAS/HKAS 38 and amortisation 1 January 2016 IFRS/HKFRS 15 Revenue from contracts with customers 1 January 2018 IFRS/HKFRS 9 Financial instruments 1 January 2018 IFRS 16 Leases 1 January 2019 The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

102

Five-Year Financial Summary

Supermarket | Fashion & Beauty | Home & Family

(Expressed in Hong Kong dollars)

RESULTS, ASSETS AND LIABILITIES

The following table summarises the consolidated results, assets and liabilities of the Group for the year ended 31 December 2015, sixteen months ended 31 December 2014, and three years ended 31 August 2013:

	Year ended 31 December 2015 HK$'000	Sixteen months ended 31 December 2014 HK$'000	Year ended 31 August 2013 HK$'000	Year ended 31 August 2012 HK$'000	Year ended 31 August 2011 HK$'000
Results					
Turnover					
– Continuing operations	**112,810**	23,027	7,802	3,762	–
– Discontinued operations	**-**	–	–	1,433,775	1,681,458
	112,810	23,027	7,802	1,437,537	1,681,458
(Loss)/profit after taxation					
– Continuing operations	**(812,559)**	(237,002)	(40,310)	(73,820)	(32,110)
– Discontinued operations	**-**	–	–	251,606	346,025
	(812,559)	(237,002)	(40,310)	177,786	313,915
Gain on sale of discontinued operations	**-**	–	–	3,520,088	–
(Loss)/profit for the year/period					
– Continuing operations	**(812,559)**	(237,002)	(40,310)	(73,820)	(32,110)
– Discontinued operations	**-**	–	–	3,771,694	346,025
	(812,559)	(237,002)	(40,310)	3,697,874	313,915

103

Hot Deals TV Programs

HONG KONG TELEVISION NETWORK LIMITED ANNUAL REPORT 2015

RESULTS, ASSETS AND LIABILITIES (continued)

The following table summarises the consolidated results, assets and liabilities of the Group for the year ended 31 December 2015, sixteen months ended 31 December 2014, and three years ended 31 August 2013: (continued)

	31 December 2015 HK$'000	31 December 2014 HK$'000	31 August 2013 HK$'000	31 August 2012 HK$'000	31 August 2011 HK$'000
Assets					
Goodwill	**–**	–	–	–	1,066
Property, plant and equipment	**560,335**	550,159	531,277	477,141	1,642,701
Intangible assets	**125,410**	391,198	291,366	311,726	–
Long term receivable and prepayment	**31,445**	285	133	284	4,101
Deferred expenditure	**–**	–	–	–	44,635
Other financial assets	**1,445,752**	1,784,363	1,961,614	–	–
Current assets	**255,939**	1,212,432	1,048,657	2,748,205	571,959
Total assets	**2,418,881**	3,938,437	3,833,047	3,537,356	2,264,462
Liabilities					
Current liabilities	**179,345**	882,450	576,947	42,794	343,099
Non-current liabilities	**919**	826	5,478	11,169	123,982
Total liabilities	**180,264**	883,276	582,425	53,963	467,081
Net assets	**2,238,617**	3,055,161	3,250,622	3,483,393	1,797,381

104 Corporate Information Supermarket Fashion & Beauty Home & Family FINANCIAL CALENDAR Financial year ended: 31 December 2015 Annual results announced on: 24 March 2016 Closure of register of members for Annual General Meeting: 17 to 19 May 2016 Annual General Meeting: 19 May 2016 LISTING The ordinary shares of Hong Kong Television Network Limited (the “Company”) are listed on The Stock Exchange of Hong Kong Limited. In addition, the Company’s American Depositary Shares (ADSs), each representing 20 ordinary shares, are eligible for trading in the United States in the over-the-counter (OTC) markets. Executive Directors Mr. WONG Wai Kay, Ricky 3,4 (Chairman) Mr. CHEUNG Chi Kin, Paul 3,5 (Vice Chairman) Ms. TO Wai Bing 3 (Chief Executive Officer) Ms. WONG Nga Lai, Alice 3,5 (Chief Financial Officer) Independent Non-executive Directors Mr. LEE Hon Ying, John 1,7,8 Mr. PEH Jefferson Tun Lu 2,5,6,9 Mr. MAK Wing Sum, Alvin 2,7,9 1 Chairman of Audit Committee 2 Members of Audit Committee 3 Members of Executive Committee 4 Chairman of Investment Committee 5 Members of Investment Committee 6 Chairman of Nomination Committee 7 Members of Nomination Committee 8 Chairman of Remuneration Committee 9 Members of Remuneration Committee Company Secretary Ms. WONG Nga Lai, Alice Authorised Representatives Mr. WONG Wai Kay, Ricky Mr. CHEUNG Chi Kin, Paul Registered Office 13th Floor Trans Asia Centre 18 Kin Hong Street Kwai Chung, New Territories Hong Kong Auditor KPMG Certified Public Accountants 8th Floor Prince’s Building 10 Chater Road Central, Hong Kong Share Registrar Computershare Hong Kong Investor Services Limited 46th Floor Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong American Depositary Bank The Bank of New York Mellon Corporation 101 Barclay Street, 22nd Floor New York, NY 10286 USA Principal Bankers Citibank, N.A. The Hongkong and Shanghai Banking Corporation Limited Website www.hktv.com.hk

Where the English and the Chinese texts conflict, the English text prevails Concept & design: Phoenix Communications Limited Printing: iOne Financial Press Limited Website: www.ione.com.hk

HONG KONG TELEVISION NETWORK LIMITED SEHK : 1137